                                                                  EXHIBIT (a)(1)


                           OFFER TO PURCHASE FOR CASH

UP TO A TOTAL OF 28 MILLION SHARES OF SERIES A COMMON STOCK AND SERIES C COMMON
                                     STOCK

                                       OF

                            THE TIMES MIRROR COMPANY

                                       AT

                               $95 NET PER SHARE

                                       BY

                                TRIBUNE COMPANY

      THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, APRIL 17, 2000, UNLESS THE
                             OFFER IS EXTENDED.


 A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (II) AND (III).
   YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO
                              TENDER YOUR SHARES.

                               ----------------

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

March 21, 2000

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
SUMMARY OF THE OFFER......................................................  ii

INTRODUCTION..............................................................   1

   1.Terms of the Offer...................................................   3
   2.Acceptance for Payment and Payment for Shares; Proration.............   5
   3.Procedures for Accepting the Offer and Tendering Shares..............   6
   4.Withdrawal Rights....................................................   8
   5.Material Federal Income Tax Consequences.............................   9
   6.Price Range of the Shares; Dividends.................................  10
   7.Possible Effects of the Offer on the Market for the Shares; NYSE
       Listing; Exchange Act Registration; Margin Regulations.............  11
   8.Certain Information Concerning Times Mirror..........................  13
   9.Certain Information Concerning Tribune...............................  15
  10.Background of the Offer..............................................  23
  11.Purpose of the Offer and the Merger; the Merger Agreement; the Voting
       Agreement; Letter to Chandler Trusts; Effects of Inability to
       Consummate the Merger; Statutory Requirements; Appraisal Rights;
       Plans for Times Mirror.............................................  27
  12.Source and Amount of Funds...........................................  42
  13.Dividends and Distributions..........................................  42
  14.Conditions of the Offer..............................................  42
  15.Legal Matters; Required Regulatory Approvals.........................  44
  16.Fees and Expenses....................................................  46
  17.Miscellaneous........................................................  47

Schedule I--Directors and Executive Officers of Tribune

                              SUMMARY OF THE OFFER

PRINCIPAL TERMS

  . Tribune Company is offering to buy up to 28 million shares of The Times Mirror Company common stock. The tender offer price is $95 per share, in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

  . The offer is the first step in our plan to acquire all of the outstanding Times Mirror shares, as provided in our merger agreement with Times Mirror. Following the offer, we will acquire each remaining Times Mirror share in a later merger for 2.5 shares of Tribune common stock, subject to the next sentence.

  . If we purchase fewer than 28 million shares of Times Mirror common stock in the offer, we may purchase Times Mirror shares for cash in the open market following the offer, or Times Mirror stockholders may elect to receive cash in the merger, up to the balance of the 28 million shares. Times Mirror stockholders will not have appraisal rights in the tender offer, or, except for holders of shares of Times Mirror Series C Common Stock, in the merger.

  . The offer will expire at 12:00 midnight, eastern time, on Monday, April 17, 2000, unless we extend the offer.

  . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., eastern time, on the first business day after the previously scheduled expiration of the offer. Unless Times Mirror consents, we will not extend the offer if the conditions to the offer are satisfied, and will not extend the offer for more than 20 days if the conditions are not satisfied.

TIMES MIRROR BOARD RECOMMENDATION

  . The Board of Directors of Times Mirror has unanimously approved the offer, the merger and the merger agreement and determined that the terms of each are advisable, fair to, and in the best interests of, the stockholders of Times Mirror. The Times Mirror Board recommends that stockholders of Times Mirror who desire cash for their shares tender their shares in the offer.

CONDITIONS

   We are not required to complete the offer unless:

  . we receive U.S. federal antitrust clearance for the acquisition of shares, and

  . at least 15 million shares of the Times Mirror Series A Common Stock and Series C Common Stock are validly tendered and not withdrawn prior to the expiration of the offer.

   We describe other conditions to the offer on pages 42 through 44. The offer is not conditioned on Tribune obtaining financing.

PROCEDURES FOR TENDERING

   If you wish to accept the offer, this is what you must do:

  . If you are a record holder (i.e., a stock certificate has been issued to you or you hold your shares in book-entry form), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 6 through 8 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, Georgeson Shareholder Communications Inc., at 800-223-2064 for assistance. See page 7 for further details.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions to tender your shares.

WITHDRAWAL RIGHTS

  . If, after tendering your shares in the offer, you decide that you do not want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 8 through 9 for further details.

NO SUBSEQUENT OFFERING PERIOD

  . We have agreed not to provide a subsequent offering period during which Times Mirror stockholders who do not tender in the offer would have another opportunity to tender at the same price. Those stockholders will have to wait until after we complete the merger to receive Tribune stock and/or cash consideration, as we describe below. See page 5 for further details.

VOTING AGREEMENT

  . Certain significant stockholders of Times Mirror, who hold approximately 67% of the voting power of Times Mirror, have agreed to vote their shares of stock of Times Mirror in favor of the merger and against competing transactions, subject to the terms of a voting agreement. Under certain circumstances, the vote of those certain significant stockholders in favor of the merger and against competing transactions will be reduced to 40% of the voting power of Times Mirror (with the remaining shares held by those significant stockholders voted in proportion to the vote of the shares not held by those significant stockholders). See pages 38 through 40 for further details.

RECENT TIMES MIRROR TRADING PRICES; SUBSEQUENT TRADING

   The closing price for Times Mirror Series A Common Stock was:

  . $47.94 on March 10, 2000, the last trading day before we announced the execution of the merger agreement with Times Mirror, and

  . $93.63 on March 20, 2000, the last trading day before the printing of these materials.

   The closing price for Times Mirror Series C Common Stock was:

  . $50.00 on February 29, 2000, the last day on which a trade occurred in such shares prior to the execution of the merger agreement with Times Mirror, and

  . $88.00 on March 20, 2000, the last day before the printing of these materials.

   Before deciding whether to tender, you should obtain a current market quotation for the shares.

  . The Series C Common Stock is not listed on a national securities exchange.

  . If the offer is successful, we expect the shares of Times Mirror Series A Common Stock to continue to trade on the New York Stock Exchange until the time of the merger, although we expect trading volume to be below its pre-offer level.

FURTHER INFORMATION

  .  If you have questions about the offer, you can call:

      Our Information Agent:

      GEORGESON SHAREHOLDER COMMUNICATIONS INC.
             Banks and brokers call collect:
                                    (212) 440-9800
             All others call toll free:
                                    (800) 223-2064

      Our Dealer Manager:

      MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
             Call collect:          (212) 236-3790

To: All Holders of Shares of Series A Common Stock and Series C Common Stock of
   The Times Mirror Company:

                                  INTRODUCTION

   Tribune Company ("Tribune") is offering to purchase a total of up to 28 million shares of Series A Common Stock and Series C Common Stock of The Times Mirror Company ("Times Mirror") at a purchase price of $95 per share, net to the seller in cash, without interest (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the "Offer"). As used in this document, (a) the term "Series A Share" means a share of Times Mirror Series A Common Stock, par value $1 per share, (b) the term "Series C Share" means a share of Times Mirror Series C Common Stock, par value $1 per share, and (c) the term "Share" means a Series A Share or a Series C Share.

   You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as Dealer Manager (the "Dealer Manager"), First Chicago Trust Company of New York, as Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

   THE BOARD OF DIRECTORS OF TIMES MIRROR HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER (AS DEFINED BELOW) AND THE MERGER AGREEMENT (AS DEFINED BELOW), HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF TIMES MIRROR, AND RECOMMENDS THAT COMMON STOCKHOLDERS OF TIMES MIRROR WHO DESIRE CASH FOR THEIR SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

   To the extent more than 28 million Shares are tendered in the Offer, Tribune will purchase 28 million Shares in the Offer on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the Expiration Date (as defined below) and not withdrawn. See Section 2.

   We are not required to purchase any Shares unless at least 15 million Shares are validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")), to waive or reduce the Minimum Condition and to elect to purchase all tendered Shares if the Minimum Condition is not met. The Offer is also subject to certain other terms and conditions. See Sections 1, 14, and 15.

   We are making the Offer under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 13, 2000, between Times Mirror and Tribune. Following the consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Times Mirror will merge with and into Tribune (the "Merger"), with Tribune continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, subject to the next sentence, stockholders of Times Mirror (other than holders of Series C Shares who perfect their appraisal rights under Delaware law) will have the right to elect to have each of their Shares exchanged for 2.5 shares of Tribune common stock, no par value per share ("Tribune Common Stock") with cash in lieu of fractional shares (together with the associated preferred share purchase rights), or $95 in cash (without interest) (or any higher price paid in the Offer), or a combination of cash and shares of Tribune Common Stock (together with the associated preferred share purchase rights). The number of Shares entitled to elect the cash consideration will be limited to (a) 28 million, minus (b) the number of Shares purchased in the Offer, minus (c) any dissenting Shares, minus (d) any Shares acquired by Tribune following consummation of the Offer and prior to the effective time of the Merger (the "Effective Time") (such difference, the "Cash Election Number"). The term "Cash Election Shares" refers to those Shares as to which Times Mirror stockholders elect to receive cash in the Merger. In the event that the number of Cash Election Shares exceeds the Cash Election Number, cash will be allocated on a pro-rata basis among the Cash Election Shares. There will be no limit on the number of Shares entitled to elect to receive Tribune Common Stock in the Merger. Section 11 below contains a more detailed description of the Merger Agreement and the consideration payable in the Merger in respect of the Shares.
Section 5 below describes the principal federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE STOCKHOLDERS OF TIMES MIRROR OR ANY OFFER TO SELL OR SOLICITATION OF OFFERS TO BUY TRIBUNE COMMON STOCK OR OTHER SECURITIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF
SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ANY SUCH OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), WHICH PROSPECTUS WILL ALSO CONSTITUTE A PROXY STATEMENT FOR THE MEETING OF THE STOCKHOLDERS OF TIMES MIRROR RELATING TO THE MERGER.

   Goldman Sachs & Co. ("Goldman Sachs"), Times Mirror's financial advisor has delivered to the Board of Directors of Times Mirror on March 13, 2000, a written opinion that, as of the date of the written opinion, the stock consideration and cash consideration to be received in the Offer and the Merger by the holders of Shares, in the aggregate, are fair from a financial point of view to the holders of Shares receiving such consideration. A copy of the Goldman Sachs opinion is included with Times Mirror's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed with this document, and stockholders are urged to read the opinion in its entirety which sets forth the procedures followed, matters reviewed and assumptions made by Goldman Sachs.

   The approval and adoption of the Merger Agreement by Times Mirror require the affirmative vote of holders of a majority of the voting power of the outstanding Shares (the "Times Mirror Stockholder Approval"). Chandler Trust No. 1 and Chandler Trust No. 2 (the "Chandler Trusts"), which currently hold a total of approximately 67% of the voting power of the outstanding Shares, have signed a voting agreement (the "Voting Agreement") obligating them, subject to the terms of the Voting Agreement, to vote their Shares in favor of the Merger. However, in the event the Board of Directors of Times Mirror withdraws or modifies its recommendation described above in connection with a Superior Proposal (as defined below), the vote of the Chandler Trusts in favor of the Merger will be reduced to 40% of the total voting power of Times Mirror (with the remaining Shares held by the Chandler Trusts voted in proportion to the vote of the Shares not held by the Chandler Trusts). The approval and adoption of the Merger Agreement by Tribune require the affirmative vote of a majority of the voting power of Tribune (the "Tribune Stockholder Approval"). See
Section 11.

   The Merger Agreement provides that, upon consummation of the Merger, Tribune will appoint four designated individuals (each of whom is associated with the Chandler Trusts) to the Board of Directors of Tribune. Three of these designees will comprise a separate nominating committee of the Tribune Board of Directors, the members of which will be entitled to renominate themselves or their successors for the life of the Chandler Trusts, so long as the Chandler Trusts continue to hold at least 85% of the shares of Tribune Common Stock issued to them in the Merger. For the same period, this separate nominating committee will be entitled to appoint 40% of the members of the board of the subsidiary holding the Los Angeles Times. The approval of 75% of the members of such board, which approval will not be unreasonably withheld, will be required to appoint the publisher of the Los Angeles Times or, subject to specified exceptions, to sell the Los Angeles Times. In addition, at least one member of the separate nominating committee will serve on each other committee of the Tribune Board of Directors unless the nominating committee agrees otherwise.

   Times Mirror has informed us that, as of March 13, 2000, there were (a) 93,962,134 Series A Shares issued and outstanding (of which 40,471,127 Series A Shares are considered outstanding for financial reporting purposes), (b) 18,196,797 Series C Shares issued and outstanding (all of which are considered outstanding for financial reporting purposes) and (c) 19,208,071 Series A Shares subject to issuance under outstanding options and convertible securities. Holders of 55,010,440 Series A Shares (of which 4,108,510 Series A Shares are considered outstanding for financial reporting purposes) and 14,521,654 Series C Shares (all of which are considered outstanding for financial reporting purposes) have agreed not to tender their Shares.

   THE OFFER IS CONDITIONED UPON THE FULFILLMENT OF THE CONDITIONS DESCRIBED IN
SECTION 14 BELOW. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, APRIL 17, 2000, UNLESS WE EXTEND IT.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

1.TERMS OF THE OFFER.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase up to 28 million Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 of this Offer to Purchase on or prior to the Expiration Date. To the extent more than 28 million Shares are validly tendered and not withdrawn in the Offer, we will purchase 28 million Shares in the Offer on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the Expiration Date and not withdrawn. If fewer than 28 million Shares are purchased in the Offer, Tribune may purchase Shares for cash in the open market following the Offer or Times Mirror stockholders may elect to receive cash in the Merger up to the balance of the 28 million Shares.

   The term "Expiration Date" means 12:00 midnight, eastern time, on Monday, April 17, 2000. We have agreed with Times Mirror that we will not terminate or withdraw the Offer or extend the Expiration Date of the Offer without the consent of Times Mirror; provided, that we may, without the consent of Times Mirror, terminate or withdraw the Offer or extend the Offer from time to time, but in no event for more than 20 days, if at the then-scheduled expiration date of the Offer, the conditions to the Offer have not been satisfied or earlier waived. We may also extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer or for any period required by applicable law. If we extend the Offer under any of these circumstances, the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

   If at the Expiration Date, the conditions to the Offer described in Section 14 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time, but not for more than 20 days without the consent of Times Mirror, by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Section 4.

   Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. We acknowledge (i) that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

   The rights we reserve in the preceding paragraph are in addition to our rights described in Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

   In the Merger Agreement, we have agreed that, without the prior written consent of Times Mirror, we will not (a) decrease the Offer Price or change the form of consideration payable in the Offer; (b) seek to purchase fewer than 28 million Shares; or (c) impose additional conditions to the Offer, or amend any other term or condition of the Offer in any manner materially adverse to the holders of Shares.

   If we make a material change in the terms of the Offer or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, eastern time.

   The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), and the other conditions set forth in Section 14 below. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, without the consent of Times Mirror, elect to (a) extend the Offer for up to 20 days and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment up to 28 million Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

   Times Mirror has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

   We have agreed not to provide a subsequent offering period during which Times Mirror stockholders who do not tender in the Offer would have another opportunity to tender at the same price. Those stockholders will have to wait until after completion of the Merger to receive shares of Tribune Common Stock and/or cash consideration for their Shares.

2.ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES; PRORATION.

   Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, up to 28 million Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in
Section 15. For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see Section 15.

   In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

   For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering stockholders.

   UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

   If we do not purchase any tendered Shares pursuant to the Offer for any reason, including proration, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   IF, PRIOR TO THE EXPIRATION DATE, WE INCREASE THE PRICE OFFERED TO HOLDERS OF SHARES IN THE OFFER, WE WILL PAY THE INCREASED PRICE TO ALL HOLDERS OF SHARES THAT WE PURCHASE IN THE OFFER, WHETHER OR NOT THE SHARES WERE TENDERED BEFORE THE INCREASE IN PRICE.

   We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

   If more than 28 million Shares are validly tendered prior to the Expiration Date and are not properly withdrawn, we will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 28 million Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Tribune would not expect to be able to announce the final results of proration or pay for Shares until at least five New York Stock Exchange, Inc. ("NYSE") trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their brokers.

3.PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

   VALID TENDER OF SHARES. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR OPTION AND SOLE RISK, AND DELIVERY WILL BE CONSIDERED MADE ONLY WHEN THE DEPOSITARY ACTUALLY RECEIVES THE SHARE CERTIFICATES. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

   BOOK-ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

   DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   SIGNATURE GUARANTEES. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

   GUARANTEED DELIVERY. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

     (a) your tender is made by or through an Eligible Institution;

     (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

     (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

   You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

   BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 11 of the Letter of Transmittal.

   TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; TRIBUNE'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to Tribune that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (i) Shares and will deliver or cause to be delivered such Shares for the purpose of tendering to Tribune within the period specified in the Offer, or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to Tribune within the period specified in the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Tribune's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Tribune upon the terms and subject to the conditions of the Offer.

   APPOINTMENT AS PROXY. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Times Mirror's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designees must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

   DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

   Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Tribune or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

   Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date.

   If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 3, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Tribune or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

   Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. Any recognized gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less. However, if you exchange your Shares for a combination of Tribune Common Stock (in the Merger) and cash (in the Offer and/or Merger), you will recognize gain, but not loss, in the exchange. The gain, if any, that you recognize will equal the lesser of
(a) the amount of cash received in the exchange and (b) the amount of gain that you realize in the exchange. The amount of gain that you realize in the exchange will equal the excess of (i) the sum of the cash plus the fair market value of the Tribune Common Stock received in the exchange over (ii) the tax basis of the Shares surrendered. Any gain recognized will be treated as capital gain except in the case in which the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes (under tests set forth in Section 302 of the Internal Revenue Code of 1986, as amended (the "Code")) in which case such recognized gain generally will be treated as ordinary dividend income. If you exchange all of your Shares in the Merger solely for shares of Tribune Common Stock, your receipt of Tribune Common Stock would not be a taxable transaction for federal income tax purposes, other than gain attributable to the receipt of cash in lieu of fractional shares of Tribune Common Stock, which will generally be treated as received in a redemption and would generally give rise to capital gain or loss.

   The tax basis of Tribune Common Stock received in the Merger will be equal to the tax basis of the Shares surrendered (or considered surrendered) in exchange therefor, increased by any gain recognized (including any amount treated as a dividend) and decreased by any cash received in the transaction, provided that the Shares were held as a capital asset.

   The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies).

   THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFER AND MERGER, INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

6. PRICE RANGE OF THE SHARES; DIVIDENDS.

   According to Times Mirror's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Times Mirror 10-K"), the Series A Shares are principally traded on the NYSE under the symbol "TMC." The Series C Shares are not traded in an established public trading market, but are traded in the over-the-counter market and are convertible into Series A Shares. The following table sets forth, for the periods indicated, (a) the reported high and low sale prices for the Series A Shares on the NYSE as reported in the Times Mirror 10-K with respect to periods occurring in fiscal 1998 and 1999, and as reported by published financial sources with respect to the current fiscal quarter, (b) the reported high and low sale prices for the Series C Shares in the over-the-counter market as reported by published financial sources and (c) dividend payments in respect of the Shares as reported in the Times Mirror 10-K.

                            THE TIMES MIRROR COMPANY

                                  SERIES A SERIES A SERIES C SERIES C   CASH
                                    HIGH     LOW      HIGH     LOW    DIVIDENDS
                                  -------- -------- -------- -------- ---------
FISCAL 1998
  Quarter Ended March 31, 1998...  $64.56   $56.94   $63.38   $57.75    $0.18
  Quarter Ended June 30, 1998....   65.81    58.06    64.44    61.00     0.18
  Quarter Ended September 30,
   1998..........................   63.69    52.31    62.00    50.00     0.18
  Quarter Ended December 31,
   1998..........................   61.44    48.94    60.00    51.75     0.18


FISCAL 1999
  Quarter Ended March 31, 1999...  $59.94   $53.31   $58.81   $48.00    $0.20
  Quarter Ended June 30, 1999....   63.31    53.38    62.00    53.31     0.20
  Quarter Ended September 30,
   1999..........................   66.81    57.25    65.25    52.00     0.20
  Quarter Ended December 31,
   1999..........................   72.63    62.94    70.75    60.00     0.20


FISCAL 2000
  Quarter Ending March 31, 2000
   (through March 20, 2000)......  $94.69   $47.69   $90.00   $50.00    $0.22

   Under the terms of the Merger Agreement, Times Mirror is not permitted to declare or pay dividends with respect to the Shares, except regular quarterly cash dividends in an amount not greater than $0.22 per Share per quarter, without the prior written consent of Tribune.

   On March 10, 2000, the last full day of trading of Series A Shares prior to the announcement of the execution of the Merger Agreement by Times Mirror and Tribune, the reported closing price per Series A Share on the NYSE was $47.94. On March 20, 2000, the last full day of trading of Series A Shares prior to the commencement of the Offer, the reported closing price per Series A Share on the NYSE was $93.63.

   On February 29, 2000, the last day on which a trade of Series C Shares occurred prior to the announcement of the execution of the Merger Agreement by Times Mirror and Tribune, the reported closing price per Series C Share on the over-the-counter market was $50.00. On March 20, 2000, the last day of trading of Series C Shares prior to the commencement of the Offer, the reported closing price per Series C Share on the over-the-counter market was $88.00.

   STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

   POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   NYSE LISTING. Tribune does not anticipate that the Series A Shares would be subject to delisting by the NYSE as a result of completion of the Offer. According to the NYSE's published guidelines, the NYSE would consider delisting the Series A Shares if, among other things, (a) the number of record holders of 100 or more Series A Shares should fall below 1,200; (b) the number of publicly held Series A Shares (exclusive of holdings of Tribune and any other subsidiaries or affiliates of Tribune and of officers or directors of Times Mirror or their immediate families or other concentrated holdings of 10% or more ("Excluded Holdings") should fall below 600,000; or (c) the aggregate market value of such publicly held Series A Shares (exclusive of Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Series A Shares pursuant to the Offer or otherwise, the Series A Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Series A Shares is discontinued, the market for the Series A Shares could be adversely affected.

   If the NYSE were to delist the Series A Shares, it is possible that the Series A Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Series A Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Series A Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of Series A Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Series A Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   EXCHANGE ACT REGISTRATION. The Series A Shares are currently registered under the Exchange Act. Tribune does not anticipate that such registration will be subject to termination as a result of completion of the Offer. Registration of the Series A Shares may be terminated upon application by Times Mirror to the SEC if the Series A Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Series A Shares. Termination of registration of the Series A Shares under the Exchange Act would substantially reduce the information that Times Mirror would be required to furnish to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Times Mirror. If the Series A Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Times Mirror. In addition, the ability of "affiliates" of Times Mirror and persons holding "restricted securities" of Times Mirror to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or, with respect to certain persons, eliminated. If registration of the Series A Shares under the Exchange Act were terminated, the Series A Shares would no longer be "margin securities" or eligible for stock exchange listing or NASDAQ reporting.

   If registration of the Series A Shares is not terminated prior to the Merger, then the registration of the Series A Shares under the Exchange Act and the listing of the Series A Shares on the NYSE will be terminated following the completion of the Merger.

   The Series C Shares are not currently registered under the Exchange Act.

   MARGIN REGULATIONS. The Series A Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of the Series A Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Series A Shares and the number and market value of publicly held Series A Shares, following the purchase of Series A Shares pursuant to the Offer, the Series A Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Series A Shares under the Exchange Act were terminated, the Series A Shares would no longer constitute "margin securities." Tribune does not anticipate that the Series A Shares would not constitute "margin securities" as a result of completion of the Offer.

8.CERTAIN INFORMATION CONCERNING TIMES MIRROR.

   Times Mirror's principal executive offices are located at Times Mirror Square, Los Angeles, California, 90053. Its telephone number at such offices is
(213) 237-3700. The following description of Times Mirror and its business and the selected financial information set forth below have been taken from the Times Mirror 10-K and are qualified in their respective entireties by reference to the Times Mirror 10-K:

  Times Mirror is engaged principally in the newspaper publishing, professional information and magazine publishing businesses. The Company publishes the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate, Greenwich Time and several smaller newspapers. The Company also provides information to the aviation market and publishes magazines.

                         SELECTED FINANCIAL INFORMATION

   Times Mirror's selected historical financial information for each of the five years in the period ended December 31, 1999 is set forth below.

                                     FOR THE YEAR ENDED DECEMBER 31,
                                  1999    1998       1997    1996    1995
                                 ------- -------    ------- ------- -------
                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
Operating revenues.............  $ 3,029 $ 2,784    $ 2,645 $ 2,551 $ 2,529
Income (loss) from continuing
 operations....................      259     134(1)     235     182    (209)(2)
Basic earnings (loss) per share
 from continuing operations....  $  3.53 $  1.32    $  2.18 $  1.36 ($ 2.61)
Diluted earnings (loss) per
 share from continuing
 operations....................  $  3.38 $  1.29    $  2.12 $  1.32 ($ 2.61)
Weighted average common shares
 outstanding--Basic............       68      85         93     102     114
Weighted average common shares
 outstanding--Diluted..........       73      87         97     105     114
                                              DECEMBER 31,
                                  1999    1998       1997    1996    1995
                                 ------- -------    ------- ------- -------
                                  (IN MILLIONS, EXCEPT PER SHARE DATA)
Total assets...................  $ 3,897 $ 4,158    $ 3,172 $ 3,179 $ 3,445
Long-term debt, less current
 maturities....................    1,562     941        925     459     247
Common stock subject to put
 options.......................       27      23         14      38     --
Cash dividends per share.......  $  0.80 $  0.72    $  0.55 $  0.30 $  0.24

--------
(1) Includes pretax charges comprised of restructuring and one-time charges of $156 million and other charges that did not qualify for accounting classification as restructuring charges of $19 million.
(2) Includes pretax charges comprised of restructuring and one-time charges of $413 million and other charges that did not qualify for accounting classification as restructuring charges of $46 million.

   Times Mirror files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Times Mirror's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

   Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Times Mirror or any of its subsidiaries or affiliates or for any failure by Times Mirror to disclose events which may occur or may have occurred or may affect the significance or accuracy of any such information.

                   CERTAIN FINANCIAL PROJECTIONS (UNAUDITED)

   In the course of discussions between representatives of Times Mirror and Tribune, Times Mirror provided Tribune's representatives with certain projections of future operating performance of Times Mirror prepared by Times Mirror's management for fiscal years 2000, 2001 and 2002 (the "Plan Projections"). Such information has been set forth below for the limited purpose of giving stockholders access to projections by Times Mirror's management that were available for review by Tribune in connection with the Offer.

   The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Times Mirror's or Tribune's control, and does not take into account any changes in Times Mirror's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Times Mirror or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Tribune, Times Mirror or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information.

                            2000-2002 BUSINESS PLAN
                     (IN MILLIONS, OTHER THAN PERCENTAGES)

                                                          PLAN    PLAN    PLAN
                                                          2000    2001    2002
                                                         ------  ------  ------
Total Revenue........................................... $3,215  $3,385  $3,574
Operating Profit........................................ $  535  $  592  $  643
  Margin................................................   16.7%   17.5%   18.0%
Interest Expense (Net).................................. $ (122) $ (123) $ (127)
Other Income............................................ $   22  $    7  $    6
                                                         ------  ------  ------
Pretax Earnings......................................... $  435  $  476  $  522
Taxes................................................... $ (187) $ (205) $ (224)
                                                         ------  ------  ------
Net Income.............................................. $  248  $  271  $  298
Preferred Dividends..................................... $   (8) $   (8) $   (8)
                                                         ------  ------  ------
Net to Common Shares.................................... $  240  $  263  $  290
Earnings Per Share...................................... $ 3.70  $ 4.05  $ 4.45
Diluted Shares..........................................   66.6    66.6    66.6

   CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving stockholders access to projections by Times Mirror's management that were made available to Tribune. The foregoing Plan Projections were based on assumptions concerning Times Mirror's operations and business prospects in 2000 through 2002, including the assumption that Times Mirror would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Times Mirror's control. Such uncertainties and contingencies include, but are not limited to, changes in the economic conditions in which Times Mirror operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Tribune by Times Mirror. Neither Tribune's nor Times Mirror's independent accountants have examined, compiled or applied any agreed upon procedures to this information, and, accordingly, do not express an opinion or any form of assurance with respect thereto and assume no responsibility for this information. Neither Tribune nor Times Mirror nor any other party assumes any responsibility for the accuracy or validity of the foregoing Plan Projections. Neither Tribune nor Times Mirror intends to provide any updated information with respect to any forward-looking statements.

9. CERTAIN INFORMATION CONCERNING TRIBUNE.

   Tribune is a media company engaged, through its subsidiaries, in the publishing of newspapers, books, educational materials and information in print and digital formats and the broadcasting, development and distribution of information and entertainment principally in metropolitan areas in the United States.

   The principal executive offices of Tribune are located at 435 North Michigan Avenue, Chicago, Illinois, 60611. Its telephone number at such offices is (312) 222-9100. Tribune is incorporated in the state of Delaware. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Tribune are set forth in Schedule I.

   Tribune is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Tribune's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Tribune's securities, any material interests of such persons in transactions with Tribune and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Tribune's stockholders and filed with the SEC. You may inspect or copy these reports, proxy statements and other information at the SEC's public reference facilities and they should also be available for inspection in the same manner as set forth above with respect to Times Mirror in Section 8.

Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto:
(a) neither we nor, to our knowledge, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Times Mirror, except that Tribune beneficially owns 200 Series A Shares (less than .001% of the outstanding Series A Shares);
(b) neither we nor, to our knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Times Mirror during the past 60 days; (c) neither we nor, to our knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Times Mirror (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) since March 21, 1998, there have been no transactions which would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Times Mirror or any of its executive officers, directors or affiliates, on the other hand; and (e) since March 21, 1998, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Times Mirror or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

                         SELECTED FINANCIAL INFORMATION

   Tribune's selected historical financial information for each of the five years in the period ended December 26, 1999 is set forth below. The consolidated statement of income data for the years ended December 26, 1999, December 27, 1998 and December 28, 1997 and the consolidated balance sheet data as of December 26, 1999 and December 27, 1998 have been derived from and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Exhibit 13 of Tribune's Annual Report on Form 10-K for the year ended December 26, 1999 and incorporated herein by reference. See above in this Section 9 for information regarding obtaining copies of such documents. The consolidated statement of income data for the years ended December 29, 1996 and December 31, 1995 and the consolidated balance sheet data as of December 28, 1997, December 29, 1996 and December 31, 1995, are derived from audited consolidated financial statements not incorporated herein by reference.

                                              FOR THE YEAR ENDED
                                 12/26/99   12/27/98 12/28/97 12/29/96 12/31/95
                                 --------   -------- -------- -------- --------
                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Operating revenues.............   $3,222     $2,981   $2,720   $2,406   $2,245
Income from continuing
 operations....................    1,483(1)     414      394      283      245
Basic earnings per share from
 continuing operations.........   $ 6.17     $ 1.63   $ 1.53   $ 1.07   $ 0.87
Diluted earnings per share from
 continuing operations.........   $ 5.62     $ 1.50   $ 1.40   $ 0.99   $ 0.81
Weighted average common shares
 outstanding--Basic............      237        242      246      246      259
Weighted average common shares
 outstanding--Diluted..........      262        267      271      272      286
                                 12/26/99   12/27/98 12/28/97 12/29/96 12/31/95
                                 --------   -------- -------- -------- --------
                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Total assets...................   $8,798     $5,936   $4,778   $3,701   $3,288
Long-term debt, less current
 maturities....................    2,694      1,616    1,521      980      757
Cash dividends per share.......   $ 0.36     $ 0.34   $ 0.32   $ 0.30   $ 0.28

(1) Includes non-operating items as follows: gain on change in fair values of derivatives and related investments of $131 million, gain on reclassification of investments of $666 million, and gain on sales of subsidiary and investments of $270 million, totaling $1 billion.

   Audited consolidated financial statements for the fiscal years ended December 26, 1999 and December 27, 1998 are set forth in Exhibit 13 of Tribune's Annual Report on Form 10-K for the year ended December 26, 1999 and incorporated herein by reference. See above in this Section 9 for information regarding obtaining copies of such documents.

                     PRO FORMA FINANCIAL DATA (UNAUDITED).

   The following unaudited pro forma condensed consolidated financial statements present the pro forma financial position at December 26, 1999 and the pro forma results of operations for the year then ended for Tribune. These pro forma financial statements give effect to the acquisition of Times Mirror using the purchase method of accounting as if such acquisition had occurred at the beginning of fiscal year 1999 for purposes of the pro forma condensed consolidated statement of income and as if such acquisition had occurred at the end of fiscal year 1999 for purposes of the pro forma condensed consolidated balance sheet. In addition, the pro forma condensed consolidated statement of income gives effect to Times Mirror's contribution of assets to TMCT II, LLC, which occurred on September 3, 1999, as if the transaction occurred at the beginning of the year.

   The pro forma adjustments are based upon currently available information. The assumptions underlying the calculation of the pro forma adjustments are considered appropriate under the circumstances. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with Tribune's Consolidated Financial Statements and the Notes thereto for the year ended December 26, 1999 along with Management's Discussion and Analysis of Operations, which are set forth in Exhibit 13 of Tribune's Annual Report on Form 10-K for the fiscal year ended December 26, 1999 and are incorporated herein by reference.

   The pro forma condensed consolidated financial statements are provided for informational purposes only in response to SEC requirements and do not purport to represent what Tribune's financial position or results of operations would actually have been if the transaction had in fact occurred at such dates or to project Tribune's financial position or results of operations for any future date or period.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
(IN THOUSANDS)

                                                  TIMES       ACQUISITION
                               TRIBUNE           MIRROR        PRO FORMA      ADJUSTED
                          DECEMBER 26, 1999 DECEMBER 31, 1999 ADJUSTMENTS     PRO FORMA
                          ----------------- ----------------- -----------    -----------
ASSETS
Cash and cash
 equivalents............     $  631,018        $  144,319     $ (675,337) A  $   100,000
Short-term investments..        435,770               --        (297,082) A      138,688
Accounts receivable,
 net....................        594,949           363,361            --          958,310
Inventories.............        112,689            35,082         15,600  C      163,371
Broadcast rights........        253,129               --             --          253,129
Net assets of
 discontinued
 operations.............            --            173,090            --          173,090
Other current assets....         56,996           170,796            --          227,792
----------------------------------------------------------------------------------------
Total current assets....      2,084,551           886,648       (956,819)      2,014,380
----------------------------------------------------------------------------------------
Net properties..........        712,536           966,095            --        1,678,631
Broadcast rights........        192,070               --             --          192,070
Goodwill and intangible
 assets, net............      3,150,648           794,741      6,074,708  D   10,020,097
America Online stock
 related to PHONES
 debt...................      1,304,000               --             --        1,304,000
Other investments.......      1,175,634           575,704            --        1,751,338
Prepaid pension costs...         48,108           445,175        190,889  E      684,172
Other assets............        130,144           229,008         12,959  F      372,111
----------------------------------------------------------------------------------------
Total assets............     $8,797,691        $3,897,371     $5,321,737     $18,016,799
----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt.........     $   30,689        $  254,834     $      --      $   285,523
Accounts payable........        176,552           179,461            --          356,013
Employee compensation
 and benefits...........        122,333           110,311            --          232,644
Contracts payable for
 broadcast rights.......        276,307               --             --          276,307
Accrued liabilities.....        254,715           321,524         24,161  G      600,400
----------------------------------------------------------------------------------------
Total current
 liabilities............        860,596           866,130         24,161       1,750,887
----------------------------------------------------------------------------------------
PHONES debt related to
 America Online stock...      1,328,480               --             --        1,328,480
Other long-term debt....      1,365,712         1,562,240      2,193,700  A    5,121,652
Deferred income taxes...      1,251,377           482,062        492,746  H    2,226,185
Contracts payable for
 broadcast rights.......        269,698               --             --          269,698
Compensation and other
 obligations............        251,930           587,210        (93,197) I      774,654
                                                                  28,711  G
----------------------------------------------------------------------------------------
Total non-current
 liabilities............      4,467,197         2,631,512      2,621,960       9,720,669
----------------------------------------------------------------------------------------
Preferred stock, net of
 treasury stock.........        281,093           106,820            --          387,913
Common stock, net of
 treasury stock, and
 additional paid-in
 capital................     (1,355,683)       (1,518,763)     1,518,763  J    1,612,842
                                                               2,968,525  B
Retained earnings.......      4,195,318         1,784,793     (1,784,793) J    4,195,318
Other...................        349,170            26,879        (26,879) J      349,170
----------------------------------------------------------------------------------------
Total shareholders'
 equity.................      3,469,898           399,729      2,675,616       6,545,243
----------------------------------------------------------------------------------------
Total liabilities and
 shareholders' equity...     $8,797,691        $3,897,371     $5,321,737     $18,016,799
----------------------------------------------------------------------------------------

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 26, 1999
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  LLC TRANSACTION ACQUISITION
                                        TIMES        PRO FORMA     PRO FORMA     ADJUSTED
                           TRIBUNE      MIRROR      ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                          ----------  ----------  --------------- -----------   -----------
Operating revenues......  $3,221,890  $3,029,249     $    --       $     --     $ 6,251,139
Operating expenses
 Cost of sales..........   1,454,058   1,546,492          --             --       3,000,550
 Selling, general and
  administrative........     775,233     867,296          --             --       1,642,529
 Depreciation and
  amortization of
  intangible assets.....     222,159     144,955          --         156,718 C      523,832
                                ------------------------------------------------------------
 Total operating
  expenses..............   2,451,450   2,558,743          --         156,718      5,166,911
                                ------------------------------------------------------------
Operating profit........     770,440     470,506          --        (156,718)     1,084,228
Net interest expense ...     (65,595)    (56,914)     (51,523)A     (218,011) D    (392,043)
Other, net..............     (21,545)    (24,117)      11,447 B      (17,774) E     (51,989)
Non-operating items,
 net....................   1,756,779      49,816          --         (13,900) F   1,792,695
                                ------------------------------------------------------------

Income from continuing
 operations before
 income taxes...........   2,440,079     439,291      (40,076)      (406,403)     2,432,891
Income taxes............    (957,029)   (180,229)      16,331 G      108,488 G   (1,012,439)
                                ------------------------------------------------------------
Income from continuing
 operations.............  $1,483,050  $  259,062     $(23,745)     $(297,915)   $ 1,420,452
Preferred dividends, net
 of tax.................     (18,639)    (18,066)         --           9,966 H      (26,739)
                                ------------------------------------------------------------
Income from continuing
 operations attributable
 to common
 shareholders...........  $1,464,411  $  240,996     $(23,745)     $(287,949)   $ 1,393,713
                                ------------------------------------------------------------
Weighted average shares
 outstanding............     237,367         --           --          84,815        322,182
Earnings per share from
 continuing operations
 Basic..................  $     6.17         --           --             --     $      4.33
 Diluted(1).............  $     5.62         --           --             --     $      3.94
Book value per common
 share..................  $    14.62         --           --             --     $     20.32
Cash dividends per
 share..................  $     0.36         --           --             --     $      0.36

--------
(1) Excluding the impact of non-operating items, net, historical diluted earnings per share from continuing operations for Tribune were $1.54 and adjusted pro forma diluted earnings per share from continuing operations were $0.89.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TIMES MIRROR TRANSACTION

   On March 13, 2000, Tribune and Times Mirror announced the signing of the Merger Agreement, pursuant to which Tribune is making the Offer for up to a total of 28 million Shares (approximately 48% of Shares deemed outstanding for financial reporting purposes) at a price of $95 per Share. Following completion of the Offer, Tribune and Times Mirror will merge, subject to satisfaction of certain conditions including approval of the stockholders of Tribune and Times Mirror. In the Merger each remaining Share will be converted into the right to receive 2.5 shares of Tribune Common Stock. In addition, if fewer than 28 million Shares are purchased in the Offer, Tribune may purchase Shares in the market and permit Times Mirror stockholders to elect cash in the Merger, up to the balance of the 28 million Shares. The pro forma condensed consolidated financial statements assume (a) the 28 million Shares are purchased in the Offer and (b) a Tribune Common Stock price of $35 per share, which represents a recent average of Tribune's Common Stock price. If fewer than 28 million Shares are purchased in the Offer or the market price of Tribune Common Stock varies from the $35 per share assumed value, the market price used to value the shares issued by Tribune, number of shares of Tribune Common Stock issued and the goodwill from the transaction will change. If the share price of Tribune Common Stock increases or decreases by $1 per share, goodwill and amortization expense will increase or decrease by approximately $85 million and $2 million, respectively.

   For financial accounting purposes, the acquisition of Times Mirror will be accounted for using the purchase method of accounting. Accordingly, Times Mirror's assets and liabilities have been adjusted, on a preliminary basis, to reflect their fair values in the unaudited pro forma condensed consolidated balance sheet as of December 26, 1999. The estimated effects resulting from these adjustments have been reflected in the unaudited pro forma condensed consolidated statement of income. The allocation of the estimated purchase price and the estimated transaction fees and expenses included in the unaudited pro forma condensed consolidated financial statements are preliminary. Final amounts may differ from those set forth herein and such differences may be material.

   The unaudited pro forma condensed consolidated financial statements do not reflect any potential cost savings, revenue enhancements or other synergies that could result from the acquisition of Times Mirror.

TMCT II, LLC TRANSACTION

   On September 3, 1999, Times Mirror completed a recapitalization involving agreements with the Chandler Trusts. The recapitalization resulted in the formation of a new limited liability company, TMCT II, LLC ("TMCT II").

   Pursuant to the TMCT II contribution agreement, Times Mirror, certain of its subsidiaries and the Chandler Trusts made the following capital contributions to TMCT II:

  . Times Mirror and certain of its subsidiaries contributed preferred units issued by the operating partnerships of eight unrelated real estate investment trusts ("OP REIT Interests") with an aggregate purchase price of $600 million and $635 million in cash or cash equivalents; and

  . The Chandler Trusts contributed Times Mirror common stock and preferred stock (the "TMCT II Contributed Shares").

Times Mirror's purchase of the OP REIT Interests was partially funded with the proceeds of a $550 million short-term bank line of credit. Times Mirror refinanced the line of credit with $600 million of long-term debt in October 1999.

   Times Mirror, certain of its subsidiaries and the Chandler Trusts share in the cash flow of the various assets held by TMCT II. The cash flow from the OP REIT Interests and the TMCT II portfolio is largely allocated to the Chandler Trusts with the remaining portion of the cash flow from the OP REIT Interests and the TMCT II portfolio primarily allocated to the Times Mirror subsidiaries. The cash flow from the TMCT II Contributed Shares is largely allocated to Times Mirror with the remaining portion of the cash flow from the TMCT II Contributed Shares primarily allocated to the Chandler Trusts. Due to the allocations of the economic benefits in TMCT II, for financial reporting purposes, 80% of the TMCT II Contributed Shares are included in treasury stock, 80% of the preferred stock dividends are excluded from preferred stock dividends and 80% of the dividends on the common stock are effectively eliminated.

   The pro forma adjustments from these transactions are described below.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET

(A) To record the estimated cash and short term investments used and additional debt issued to purchase 28 million Shares at a price of $95 per Share, make payments with respect to any Cash Electing Options (as defined below) and pay transaction costs.

(B) To reflect the issuance of 84.8 million shares of Tribune Common Stock at a value of $35 per share.

(C) To adjust inventories to fair value.

(D) To eliminate Times Mirror's net goodwill and intangible assets balance, to record estimated identifiable intangible assets of $1 billion, and to record the excess purchase price over the fair value of the net assets acquired.

(E) To record the fair value of Times Mirror's pension assets and obligations.

(F) To record interest rate swaps at fair value.

(G) To record the unfavorable newsprint price hedging contracts at fair value.

(H) To record the tax effects of pro forma adjustments related to the increase in fair value of net assets acquired.

(I) To record Times Mirror's unfunded postretirement liabilities at fair value.

(J) To eliminate Times Mirror's equity accounts.


NOTES TO CONDENSED CONSOLIDATED STATEMENT OF INCOME

(A) To record interest expense on debt incurred to fund the TMCT II transaction, which has been calculated assuming an interest rate of 7.0% from the beginning of 1999 through September 3, 1999, and to record reduced interest income from the beginning of 1999 through September 3, 1999 related to the cash and cash equivalents contributed to TMCT II and cash paid for transaction expenses, which has been calculated assuming an interest rate of 5.1%.

(B) To record Times Mirror's proportionate equity share in TMCT II's income from the beginning of 1999 through September 3, 1999 consisting of a 20% share of the OP REIT Interests and the TMCT II portfolio, which is assumed to earn a 6.95% return per year for purposes of the pro forma income statement.

(C) To record incremental amortization of intangibles from a preliminary allocation of purchase price. Identifiable intangible assets have been amortized over periods ranging from 5 to 25 years. Goodwill has been amortized over 40 years.

(D) To record interest expense on debt incurred to fund the acquisition, which has been calculated assuming an interest rate of 7.5%, and to record reduced interest income related to the cash and short term investments used to fund the acquisition, which has been calculated assuming an interest rate of 5.5%.

(E) To reflect additional equity losses on certain Tribune investments for which conversion from the cost to equity method is required due to increased ownership interests acquired in the transaction.

(F) To record the change in the fair value of Times Mirror's investment in America Online, net of the change in the derivative component of the Premium Equity Participating Securities (PEPS). This adjustment is made as a result of the requirement to conform Times Mirror's accounting policy for derivatives to FAS 133, Accounting for Derivative Instruments and Hedging Activities, the standard currently applied by Tribune.

(G) To record the tax effect of the pro forma adjustments.

(H) To adjust historical preferred dividend requirements resulting from the replacement of preferred stock issued by Times Mirror in January 2000 with Tribune preferred stock.

                    HISTORICAL AND PRO FORMA PER SHARE DATA

   The following table sets forth selected historical and unaudited pro forma per share data for Tribune and historical and equivalent unaudited pro forma per share data for Times Mirror. The unaudited pro forma financial data assume that the acquisition of Times Mirror and Times Mirror's contribution of assets to TMCT II, LLC, which occurred on September 3, 1999, were consummated at the beginning of the earliest period presented and give effect to the acquisition using the purchase method of accounting. The unaudited pro forma equivalent per share data for Times Mirror are based on the unaudited pro forma amounts per share for Tribune, multiplied by 2.5. The information set forth below should be read in conjunction with the historical consolidated financial data of Tribune incorporated by reference herein and the unaudited pro forma condensed financial statements.

                                                                   AT OR FOR THE
                                                                    YEAR ENDED
                                                                   DECEMBER 26,
                                                                       1999
                                                                   -------------
TRIBUNE
Basic earnings per share from continuing operations
  Historical......................................................    $ 6.17
  Pro forma combined..............................................      4.33
Diluted earnings per share from continuing operations
  Historical......................................................      5.62
  Pro forma combined..............................................      3.94
Book value per share
  Historical......................................................     14.62
  Pro forma combined..............................................     20.32
Common dividends per share
  Historical......................................................      0.36
  Pro forma combined..............................................      0.36
TIMES MIRROR
Basic earnings per share from continuing operations
  Historical......................................................    $ 3.53
  Pro forma equivalent............................................     10.83
Diluted earnings per share from continuing operations
  Historical......................................................      3.38
  Pro forma equivalent............................................      9.85
Book value per share
  Historical......................................................      5.86
  Pro forma equivalent............................................     50.80
Common dividends per share
  Historical......................................................      0.80
  Pro forma equivalent............................................      0.90

10.BACKGROUND OF THE OFFER.

   On April 25, 1999, John Madigan, Chairman, President and Chief Executive Officer of Tribune, met with Mark Willes, Chairman of the Board, President and Chief Executive Officer of Times Mirror. At this meeting, Mr. Madigan proposed to Mr. Willes the possibility of a business combination between Tribune and Times Mirror. At the end of the meeting, Mr. Willes requested more detailed information about the proposal.

   On May 27, 1999, Mr. Madigan sent a letter to Mr. Willes describing Tribune's view of the strategic benefits of the proposed combination. On June 8, 1999, Mr. Willes called Mr. Madigan to request financial projections supporting the benefits of the combination. Mr. Madigan responded to Mr. Willes' request with a letter dated June 9, 1999, which contained pro forma projections for the combination. These projections were based on a merger between Tribune and Times Mirror in which 50% of the consideration would be paid in Tribune Common Stock and 50% of the consideration would be paid in cash, at a price of $82.50 per Share.

   Mr. Willes replied with a letter to Mr. Madigan dated June 17, 1999. Mr. Willes' letter requested that correspondence regarding a business combination between Tribune and Times Mirror cease, citing the perceived inability of the Chandler Trusts to be able to agree to this type of transaction, but expressed interest in a possible joint venture between Tribune's Los Angeles television station and Times Mirror's Los Angeles newspaper. On June 21, 1999, Mr. Madigan and Mr. Willes discussed by telephone the possibility of a Los Angeles television/newspaper joint venture.

   On July 1, 1999, Mr. Willes sent Mr. Madigan a letter stating that, after consulting with his associates, Times Mirror would decline Tribune's offer to explore the possible joint venture. On July 15, 1999, Mr. Madigan responded with a letter to Mr. Willes stating that he regretted Mr. Willes' decision to abandon the discussions. There were no further discussions between Tribune and Times Mirror on the subject of a business combination until November 1999.

   On November 9, 1999, Jack Fuller, President of Tribune Publishing, and Thomas Unterman, then Chief Financial Officer of Times Mirror and the Manager of Rustic Canyon Partners, LLC, the general partner of TMCT Ventures, which is a venture capital fund in which the Chandler Trusts have an 80% interest ("Rustic Canyon"), met at a regularly scheduled meeting of the board of another company on which they both serve. During a break in the meeting, the participants engaged in a general discussion of issues regarding Times Mirror. At the end of the break, Messrs. Fuller and Unterman had a brief discussion regarding whether a transaction between Times Mirror and Tribune could be feasible for the Chandler Trusts. Mr. Unterman said he would be in Chicago over Thanksgiving and might be available then to talk.

   On November 11, 1999, Mr. Fuller spoke with Mr. Unterman by telephone to arrange a meeting with Mr. Unterman on November 27. On November 27, 1999, Messrs. Madigan and Fuller met with Mr. Unterman and told him that Tribune would be interested in exploring the possibility of a combination. Mr. Unterman explained his understanding of certain transaction parameters resulting from certain requirements of the Chandler Trusts that might affect the ability of the Chandler Trusts to engage in such a transaction. At the end of this meeting, a meeting between Messrs. Madigan and Fuller and representatives of the Chandler Trusts was suggested.

   On January 5, 2000, Messrs. Madigan and Fuller met with representatives of the Chandler Trusts to discuss the possibility of a business combination between Tribune and Times Mirror. At the conclusion of this meeting, it was agreed that discussions should continue and that representatives of the Chandler Trusts would visit Tribune management in Chicago in February. On February 9, 2000, members of Tribune's senior management made a presentation to representatives of the Chandler Trusts regarding the strategic and financial rationale supporting a transaction between the companies.

   On February 14, 2000, Tribune's Board of Directors met at a regularly scheduled meeting and discussed the possible combination. The Tribune Board authorized continued discussions with the Chandler Trusts and discussions with Times Mirror. Thereafter, representatives of Tribune and representatives of the Chandler Trusts continued their discussions. This included discussion of the structure of the proposed transaction because of the desire of the Chandler Trusts to engage in a tax-free transaction and discussion of possible participation in governance by some persons associated with the Chandler Trusts. The governance participation discussed was with respect to the Tribune Board of Directors and a separate board that would be created to oversee the Los Angeles Times.

   On February 29, 2000, representatives of the Chandler Trusts met with Mr. Willes to inform him of their intention to pursue a transaction with Tribune and to propose that the Times Mirror Board of Directors approve such a transaction. Times Mirror contacted Goldman Sachs and engaged Goldman Sachs as its financial advisor in connection with the possible sale of all or a portion of Times Mirror.

  On March 1, 2000, representatives of the Chandler Trusts met with members of the senior management of Times Mirror and representatives from Times Mirror's regular outside corporate counsel, Gibson, Dunn & Crutcher LLP ("Gibson, Dunn"), and Goldman Sachs, to describe the status of the discussions between the Chandler Trusts and Tribune, the requirements of the Chandler Trusts in order to proceed with a transaction and their interest in addressing the Times Mirror Board of Directors on the transaction and in moving forward with a transaction promptly. Representatives of the Chandler Trusts indicated that they expected that Times Mirror would receive a proposal from Tribune shortly, possibly as early as March 3, 2000, following a scheduled meeting of the Tribune Board of Directors.

  On March 2, 2000, during an executive session of a regularly scheduled meeting of the Times Mirror Board of Directors, Mr. Willes advised the non-Chandler Trusts members of the Times Mirror Board of the status of developments and Gibson, Dunn and Times Mirror's financial advisors addressed various aspects of the proposed transaction. The directors approved the retention of Goldman Sachs as Times Mirror's financial advisor with respect to the proposed transaction, and decided to retain Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") as special counsel to the non-Chandler Trusts members of the Times Mirror Board of Directors, with Gibson, Dunn continuing to represent Times Mirror. The Chandler Trusts directors and the legal advisors (Munger, Tolles & Olson LLP) and financial advisors (Morgan Stanley & Co., Incorporated) to the Chandler Trusts then joined the meeting and made a presentation regarding the background of their discussions with Tribune, the specific requirements of a transaction that were necessary for the Chandler Trusts to proceed, the strategic advantages of a combination with Tribune and the desire of the Chandler Trusts to move forward with a transaction. The representatives of the Chandler Trusts indicated that there had been no detailed discussions about price.

   On March 3, 2000, the Tribune Board of Directors met and approved an offer to acquire Times Mirror through a merger at $90 per Share, on the terms described below, subject to the offer not being disclosed to the public or any third party. Mr. Madigan then sent a letter to the Times Mirror Board of Directors and the Trustees of the Chandler Trusts setting forth Tribune's offer. The offer provided for a 50% cash/50% stock election merger, at a price of $90 per Share in cash or its equivalent in Tribune Common Stock. The offer also contemplated participation in governance by some persons associated with the Chandler Trusts, both with respect to the Tribune Board and a separate Los Angeles Times board. The offer was conditioned on the agreement of the Chandler Trusts to commit to vote all of their Shares in favor of the proposed merger and against any competing transactions, and on the merger agreement not being terminable if a competing proposal was made to Times Mirror unless the stockholders of Times Mirror failed to approve the transaction at a meeting of such stockholders.

   On March 6, 2000, counsel for Tribune provided Gibson, Dunn and Skadden Arps and counsel for the Chandler Trusts with a proposed form of merger agreement and voting agreement reflecting the terms of Tribune's offer. On March 8, 2000, the non-Chandler Trusts members of the Times Mirror Board of Directors convened with their financial and legal advisors to review the Tribune offer. Representatives of Skadden Arps reviewed with the directors their duties in the context of the proposal as well as the impact of the provision of Times Mirror's certificate of incorporation that would permit the directors in their sole discretion in connection with their approval of a merger to convert the high voting Series C Shares (including those held by the Chandler Trusts) to low voting Series A Shares. Goldman Sachs reviewed Times Mirror's current and projected financial performance, Tribune's business, strategy, financial performance and reputation in the market, and various valuation models for Times Mirror and other newspaper acquisitions which had been recently completed. Goldman Sachs also addressed the potential interest of other acquirors. After an extended discussion, these directors directed their advisors to indicate to Tribune and the Chandler Trusts that the $90 per Share price was too low and would need to be increased before Times Mirror was prepared to pursue a transaction with Tribune. These directors further indicated that they had significant reservations about the scope of the voting agreement required by Tribune, particularly in light of the Times Mirror certificate of incorporation provisions permitting the conversion of the Series C Shares into Series A Shares in certain circumstances.

   On March 9, 2000, representatives of Times Mirror met with representatives of the Chandler Trusts and reviewed the Times Mirror Board's reaction to the proposal, the need for an increased price and the Board's resistance to the scope of the voting agreement. In the course of those discussions, the Times Mirror certificate of incorporation provision providing for conversion of the Series C Shares was discussed. The representatives of the Chandler Trusts forcefully objected to the non-Chandler Trusts directors' view of the availability of that provision, indicating their belief that any conversion pursuant to such provision was intended to be effective only upon consummation of a transaction and not in advance of such consummation, and stated that any attempt to utilize the provision would be litigated by the Chandler Trusts. The parties discussed possible alternative structures for the transaction that might ensure that the public stockholders were treated at least as favorably as the Chandler Trusts and would permit another potential acquiror to make a competing proposal.

   On March 10, 2000, representatives of Tribune, Times Mirror and the Chandler Trusts met to discuss the terms of the proposed merger and to commence management interviews and due diligence. The representatives of Times Mirror told the representatives of Tribune that, while the Times Mirror Board of Directors had not yet authorized any transaction, they believed that any transaction would need to be at a higher price than $90 per Share, and with a structure that would ensure that the public stockholders had the opportunity to receive all stock for their Shares if they so desired. The Times Mirror representatives also suggested the possibility of a cash tender offer as a first step in a two-step acquisition, in order to allow Times Mirror stockholders the opportunity to receive cash for their Shares significantly earlier than they would in a one-step merger. The representatives of the Chandler Trusts told the Tribune representatives that the Chandler Trusts agreed with the foregoing Times Mirror position and further required a structure that would guarantee that the Chandler Trusts could elect to receive all stock in the transaction. Finally, the Times Mirror representatives also objected to Tribune's requirement that the Chandler Trusts enter into a proposed voting agreement unconditionally obligating them to vote their Shares, representing approximately 67% of the Times Mirror voting power, in favor of the Merger.

   On March 11, 2000, the Tribune Board of Directors met to approve increasing the price of the cash portion of its offer to $92.50 per Share (leaving the stock portion at $90 per Share), to provide for a tender offer preceding the merger for up to 28 million Shares, and to provide for an unlimited stock election in the merger, subject to the Chandler Trusts entering into a voting agreement requiring the Chandler Trusts to vote their Series C Shares in favor of the merger at their full voting power. Following this meeting, representatives of Tribune informed representatives of Times Mirror and of the Chandler Trusts of these revisions to Tribune's proposal.

   In the afternoon of March 11, the non-Chandler Trust members of the Times Mirror Board met with their legal and financial advisors to consider the status of the discussions with representatives of Tribune and the Chandler Trusts as well as the terms of the revised proposal from Tribune. Representatives from Goldman Sachs and Skadden Arps advised these directors that, while the revised Tribune proposal now provided all Times Mirror stockholders who desired to receive all Tribune Common Stock for their Shares with the opportunity to do so, the proposal still did not permit termination of the merger agreement by Times Mirror in the event of a proposal from a third party and continued to be conditioned upon the Chandler Trusts entering into a voting agreement at the time of execution of any merger agreement requiring the Chandler Trusts to vote their Series C Shares at their full voting power in favor of the merger, thus assuring stockholder approval of the transaction proposed by Tribune. The advisors also conveyed to these directors the views of the representatives of the Chandler Trusts that the Times Mirror Board did not have the right to convert the Series C Shares into Series A Shares in a manner that would prevent the Series C Shares from voting on the proposed merger at their full voting power, and that any attempt to do so would be vigorously resisted by the Chandler Trusts. At the end of the meeting, these directors instructed their advisors to continue to seek to improve the economic terms of the proposed transaction and to seek to modify the terms of the voting agreement.

   The directors who are associated with the Chandler Trusts then joined the meeting and the full Times Mirror Board reviewed and approved various actions taken by the Executive Compensation Subcommittee on March 2, 2000 with respect to severance and other employee benefits upon a change of control of Times Mirror. Following that portion of the meeting, Mr. Madigan and other Tribune executives made a presentation to the full Times Mirror Board of Directors, joined by certain trustees of the Chandler Trusts, regarding the financial performance and future prospects of Tribune and the perceived benefits of the Tribune-Times Mirror combination.

   In the evening of March 11, representatives of Times Mirror and representatives of the Chandler Trusts informed the Tribune representatives that Times Mirror and the Chandler Trusts would be willing to agree to a transaction at $95 per Share in cash for up to 28 million Shares and an exchange ratio of 2.5 shares of Tribune Common Stock for each Share that did not elect cash (representing a value of $93 in Tribune Common Stock for each Share electing Tribune Common Stock based on the closing price of the Tribune Common Stock on March 10, 2000). The representatives of Times Mirror and of the Chandler Trusts also said that they would agree to the proposed voting agreement; provided, however, that, in the event a third party were to submit a competing bid prior to completion of the Tribune tender offer that caused the Times Mirror Board to change its recommendation, the Chandler Trusts' commitment to vote in favor of the transactions with Tribune would apply only to 28% of the total voting power of Times Mirror, with the remaining Shares held by the Chandler Trusts voted in proportion to the vote of the Shares not held by the Chandler Trusts. The representatives of Tribune informed the Times Mirror representatives and the Chandler Trusts' representatives that they would be willing to recommend that the Tribune Board approve these economic terms, but only if the Chandler Trusts agreed unconditionally to vote all of their Shares in favor of the transaction and the Board did not take any action to convert the Series C Shares into Series A Shares. Tribune also indicated that its proposal, by its terms, would expire on March 13 if it was not accepted by that time.

   On March 12, 2000, counsel for Tribune met with Skadden Arps to discuss possible means of resolving the parties' disagreement with respect to the terms of the voting agreement with the Chandler Trusts. Following these meetings, the Tribune representatives informed the Times Mirror representatives and the Chandler Trusts' representatives that they would be willing to recommend to the Tribune Board that it approve a voting agreement providing that the Chandler Trusts' vote in favor of the transaction with Tribune would be reduced to 40% of the total voting power of Times Mirror (with the remaining Shares held by the Chandler Trusts voted in proportion to the vote of the Shares not held by the Chandler Trusts) in the event a competing offer were made that caused the Times Mirror Board to change its recommendation of the Tribune offer within 20 days of the announcement of the execution of the merger agreement, but only in the event that the exchange ratio was 2.35 shares of Tribune Common Stock for each Share that did not elect cash. The representatives of Times Mirror responded that, based upon the overall terms of the proposed transaction, they would be willing to support these terms in their presentation to the Times Mirror Board if the exchange ratio remained at the previously proposed 2.5. The representatives of Times Mirror and of the Chandler Trusts also provided the Tribune representatives with their other comments on the proposed forms of merger agreement and voting agreement.

   In the evening of March 12, 2000, the Board of Directors of Tribune met, approved the revisions to the Tribune proposal described above, but with an exchange ratio of 2.5, authorized Tribune to enter into the Merger Agreement and the Voting Agreement on these terms, and resolved to recommend approval of the transaction to Tribune stockholders. Following the meeting of the Tribune Board of Directors, the Board of Directors of Times Mirror met, and after reviewing all aspects of the proposed transaction, approved the transaction on these revised terms, authorized Times Mirror to enter into the Merger Agreement, and resolved to recommend approval of the transaction to Times Mirror stockholders. On March 13, 2000, following finalization of the Merger Agreement and the Voting Agreement on these terms, Tribune and Times Mirror executed the Merger Agreement, and Tribune, the Chandler Trusts and the other parties to the Voting Agreement executed the Voting Agreement.

11. PURPOSE OF THE OFFER AND THE MERGER; THE MERGER AGREEMENT; THE VOTING AGREEMENT; LETTER TO CHANDLER TRUSTS; EFFECTS OF INABILITY TO CONSUMMATE THE MERGER; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS; PLANS FOR TIMES MIRROR.

   PURPOSE. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Times Mirror. The Offer, as the first step in the acquisition of Times Mirror, is intended to facilitate the acquisition of all the Shares. The purpose of the Merger is to acquire all capital stock of Times Mirror not purchased pursuant to the Offer or otherwise.

   THE MERGER AGREEMENT. The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 8 above (except that it will not be available at the regional offices of the SEC).

     The Offer. The Merger Agreement provides for the commencement of the Offer by Tribune. The obligation of Tribune to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Tribune of the conditions to the Offer set forth in Section 14 hereof. The Merger Agreement provides that, without the prior written consent of Times Mirror, Tribune will not (a) decrease the Offer Price, or change the form of consideration payable in the Offer, (b) seek to purchase fewer than 28 million Shares or (c) impose additional conditions to the Offer or amend any other terms of the Offer in any manner materially adverse to the holders of Shares.

     Tribune has agreed with Times Mirror that we will not terminate or withdraw the Offer or extend the Expiration Date, without the consent of Times Mirror; provided, that without the consent of Times Mirror, Tribune may terminate or withdraw the Offer or extend the Offer from time to time, but in any event not more than 20 days, if at the then-scheduled expiration date of the Offer, the conditions to the Offer, as set forth in Section 14, have not been satisfied or earlier waived. In addition, Tribune may, without the consent of Times Mirror, extend the expiration date of the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer or for any period required by applicable law.

     The Merger Agreement provides that, upon the purchase by Tribune of Shares pursuant to the Offer, Tribune will be entitled to designate such number of directors to the Times Mirror Board of Directors as will give Tribune (a) in the event Tribune purchases at least 15 million Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror constituting a majority of the total number of directors on the Board of Directors of Times Mirror and (b) in the event Tribune purchases fewer than 15 million Shares pursuant to the Offer, representation on the Board of Directors of Times Mirror in the same proportion as the number of Shares purchased by Tribune pursuant to the Offer bears to the total number of Shares deemed outstanding for financial reporting purposes. Subject to any applicable law, Times Mirror has agreed that it will, upon request of Tribune, promptly take all actions necessary to cause Tribune's designees to be so elected or appointed. At such time, Times Mirror will also cause, if requested by Tribune, (i) each committee of the Board of Directors of Times Mirror, (ii) the board of each subsidiary of Times Mirror and (iii) each committee of each such subsidiary board to include designees of Tribune constituting up to the same percentage of each such committee or board as Tribune designees constitute on the Times Mirror Board of Directors. Following the time directors designated by Tribune are appointed or elected to the Times Mirror Board of Directors and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by Times Mirror, (ii) any exercise or waiver of any of Times Mirror's rights or remedies under the Merger Agreement, (iii) any extension by Times Mirror of the time for performance of any of the obligations of Tribune, (iv) any other action by Times Mirror in connection with the Merger Agreement required to be taken by the Times Mirror Board of Directors, and (v) any action on behalf of Times Mirror with respect to certain employee benefits matters covered in the Merger Agreement or any other action taken by Times Mirror in connection with the transactions contemplated by the Merger Agreement, will require the approval of a majority of the Independent Directors (as defined below). Until the Effective Time, those members of Times Mirror's Board of Directors who are directors on the date of the Merger Agreement and who are neither officers of Times Mirror, nor designees, affiliates or associates (within the meaning of the federal securities laws) of Tribune are to be deemed "Independent Directors." In the event the Merger Agreement is terminated after consummation of the Offer, but without consummation of the Merger, Tribune will secure the resignation from the Times Mirror Board of Directors of such number of Tribune's designees, if any, as may be necessary to cause Tribune's representation on the Times Mirror Board of Directors (and any committees thereof) to be in the same proportion as the number of Shares then beneficially owned by Tribune bears to the total number of Shares deemed outstanding for financial reporting purposes.

     The Merger. The Merger Agreement provides that Times Mirror will be merged with and into Tribune on the earliest practicable date (but no later than the fifth business day) following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Times Mirror will cease and Tribune will continue as the Surviving Corporation.

     The Merger Agreement provides that Jeffrey Chandler, Roger Goodan, William Stinehart, Jr. and Thomas Unterman will become additional directors of Tribune as of the Effective Time. Messrs. Goodan and Stinehart are currently directors of Times Mirror. Messrs. Chandler and Goodan are beneficiaries of the Chandler Trusts. Mr. Unterman was Chief Financial Officer of Times Mirror until December 27, 1999 and is Manager of Rustic Canyon. Under the terms of the Merger Agreement, the officers of Tribune immediately before the Effective Time will be the officers of the Surviving Corporation until their resignation or removal. The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of Tribune immediately before the Effective Time, amended as contemplated by the Merger Agreement, will be the certificate of incorporation of the Surviving Corporation. The Merger Agreement also provides that the bylaws of Tribune immediately before the Effective Time, amended as contemplated by the Merger Agreement, will be the bylaws of the Surviving Corporation.

     Conversion of the Shares. Subject to the following sentence and subject to certain tax considerations described in the Merger Agreement, at the Effective Time (a) Shares owned by Tribune, any wholly-owned subsidiary of Tribune, or by Times Mirror, will be cancelled and will cease to exist and
  (b) holders of Shares (other than holders of Series C Shares who perfect their appraisal rights under Delaware law) will have the right to elect to have each of their Shares exchanged for (i) 2.5 shares of Tribune Common Stock (together with the associated preferred share purchase rights) (the "Stock Election"), (ii) $95 in cash, without interest, or (iii) a combination of cash and shares of Tribune Common Stock (together with the associated preferred share purchase rights). The number of Shares entitled to elect the cash consideration will be limited to the Cash Election Number. In the event that the number of Cash Election Shares exceeds the Cash Election Number, cash will be allocated on a pro rata basis among the Cash Election Shares as follows: each Cash Election Share will be converted into the right to receive (A) an amount in cash (without interest), equal to the product of (1) $95 and (2) a fraction (the "Cash Fraction"), the numerator of which will be the Cash Election Number and the denominator of which will be the total number of Cash Election Shares, and (B) a number of shares of Tribune Common Stock equal to the product of (1) 2.5 and (2) a fraction equal to one minus the Cash Fraction. In the event that a holder of Shares fails to make an election with respect to the consideration to be received in the Merger, such holder's Shares will be treated as Cash Election Shares.

     The Surviving Corporation or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares amounts that the Surviving Corporation or the paying agent is required to deduct and withhold under the Code, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

     Times Mirror has agreed to cause a Stock Election to be made with respect to each Share owned by any subsidiary of or other affiliate controlled by Times Mirror.

     Notwithstanding the above, the number of Shares to be converted into the right to receive shares of Tribune Common Stock in the Merger will be not less than the number which would cause the ratio of (a) the average price per share of Tribune Common Stock on the NYSE on the closing date of the Merger times the aggregate number of shares of Tribune Common Stock to be paid as Merger consideration with respect to Shares that are deemed outstanding for federal income tax purposes, to (b) the sum of (i) the amount set forth in the preceding clause (a) plus (ii) the aggregate cash consideration to be paid in the Merger plus (iii) the number of dissenting Shares times $95 plus (iv) the aggregate amount of cash paid for Shares purchased in the Offer plus (v) the aggregate amount of cash paid by Tribune or any of its wholly owned subsidiaries to acquire Shares following completion or expiration of the Offer and prior to the Effective Time plus (vi) any other amounts paid by Tribune or Times Mirror (or any person related to Tribune or Times Mirror within the meaning of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e)) to, or on behalf of, any stockholder of Times Mirror in connection with the sale, redemption or other disposition of any Times Mirror stock in connection with the Merger for purposes of Treasury Regulation Sections 1.368-1(e) and 1.368-1T(e) plus (vii) any extraordinary dividend distributed by Times Mirror prior to and in connection with the Merger for purposes of Treasury Regulation Section 1.368-1T(e), to be 45%. To the extent the application of the provisions described in this paragraph result in the number of Shares to be converted into the right to receive the shares of Tribune Common Stock in the Merger being increased, the number of Shares to be converted into the right to receive $95 in cash (and, therefore, the Cash Election Number) will be reduced accordingly.

     Conversion of Times Mirror Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Times Mirror, each share of each series of preferred stock, par value $1 per share, of Times Mirror ("Times Mirror Preferred Stock") issued and outstanding immediately prior to the Effective Time (and not owned by Times Mirror or Tribune) will be converted, automatically and without the requirement of any exchange of any certificate, into one share of preferred stock of Tribune, which will have terms that are substantively identical to the terms of the corresponding Times Mirror Preferred Stock, except that the number of shares of Tribune Common Stock into which each such share of preferred stock of Tribune may be converted, under the terms thereof, will be calculated with respect to the Common Share Value (as defined in the certificates of designations of the Times Mirror Preferred Stock) of the shares of Tribune Common Stock.

     Stock Options and Other Awards. Each of the stock options, if any, to purchase Shares (each, a "Times Mirror Option") issued by Times Mirror which are outstanding as of the Effective Time will, whether or not then exercisable and vested, become fully exercisable and vested immediately prior to the Effective Time. Each holder of a Times Mirror Option may elect either (a) to cause such Times Mirror Option (a "Stock Electing Option") to become and represent an option to purchase shares of Tribune Common Stock (a "Tribune Option"), or (b) to cause such Times Mirror Option (a "Cash Electing Option") to be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment or other tax withholding), without interest (the "Option Cash Out Amount"), equal to the product of (i) the number of Shares subject to such Times Mirror Option immediately prior to the Effective Time and (ii) the excess, if any, of $95 over the exercise price per share of such Times Mirror Option. To the extent any holder of a Times Mirror Option does not make an election with respect to such Times Mirror Option prior to the election deadline, such Times Mirror Option will be deemed to be a Cash Electing Option.

     Each Stock Electing Option will, by virtue of the Merger, be assumed by Tribune and converted into a Tribune Option to purchase that number of shares of Tribune Common Stock determined by multiplying the number of Shares subject to such Times Mirror Option immediately prior to the Effective Time by 2.5, at an exercise price per share of Tribune Common Stock equal to the exercise price per share of such Times Mirror Option immediately prior to the Effective Time divided by 2.5, rounded down to the nearest whole cent. If the foregoing calculation results in an assumed Times Mirror Option being exercisable for a fraction of a share of Tribune Common Stock, then the number of shares of Tribune Common Stock subject to such option will be rounded up to the nearest whole number of shares. The terms and conditions of each Tribune Option will otherwise remain as set forth in the Times Mirror Option converted into such Tribune Option.

     Each Cash Electing Option will, by virtue of the Merger, be cancelled in exchange for a single lump sum cash payment (less any applicable income or employment or other tax withholding), without interest, equal to the Option Cash Out Amount.

     All restricted Shares granted pursuant to any equity plan or arrangements of Times Mirror, and all individual awards of restricted Shares not granted pursuant to any such plan or arrangement, will become fully vested immediately prior to the Effective Time and such Shares will be freed of restrictions and issued to the relevant participant.

     Debt Securities. Times Mirror's publicly-traded debt securities outstanding immediately prior to the Effective Time will be assumed by Tribune and remain outstanding as an obligation of the Surviving Corporation in accordance with their terms. After the Effective Time, the holder of each such security that, prior to the Effective Time, was, under certain circumstances and at certain times, convertible into Shares, will have the right, under the same circumstances and at the same times, to convert such security into the number of shares of Tribune Common Stock equal to the number of Shares into which such security could have been converted (had it then been convertible) immediately prior to the Merger multiplied by 2.5.

     Proxy Statement and Registration Statement. Tribune and Times Mirror have agreed in the Merger Agreement that they will as promptly as practicable (a) prepare and file with the SEC a joint proxy statement (the "Joint Proxy Statement") relating to the meeting of Tribune's stockholders to be held in connection with the Merger and the meeting of Times Mirror's stockholders to be held in connection with the Merger, and (b) convene meetings of their respective stockholders for the purpose of considering and taking action upon the Merger Agreement.

     In addition, Tribune has agreed in the Merger Agreement that it will as promptly as practicable prepare and file with the SEC a registration statement on Form S-4 (the "Registration Statement") (in which the Joint Proxy Statement will be included as a prospectus) with respect to the shares of Tribune Common Stock issuable to the Times Mirror stockholders in the Merger. Tribune and Times Mirror have agreed to use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and as promptly as practicable after the Registration Statement shall have become effective, Times Mirror and Tribune shall mail the Joint Proxy Statement to their respective stockholders.

     Representations and Warranties. Times Mirror has made customary representations and warranties to Tribune in the Merger Agreement with respect to, among other matters, its organization, subsidiaries, capitalization, authority, consents and approvals, conflicts, SEC reports and financial statements, absence of certain changes or events, absence of undisclosed liabilities, employee benefit plans, labor matters, contracts, indebtedness, litigation, compliance with law, taxes, environmental matters, intellectual property, the required stockholder vote to approve the Merger Agreement, brokers, and the opinion of its financial advisor.

     Tribune has made customary representations and warranties to Times Mirror with respect to, among other matters, its organization, capitalization, authority, consents and approvals, conflicts, SEC reports and financial statements, absence of certain changes or events, absence of undisclosed liabilities, litigation, compliance with law, taxes, intellectual property, the required stockholder vote to approve the Merger Agreement and brokers.

     Interim Business Operations. The Merger Agreement obligates Times Mirror and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their businesses in all material respects in the ordinary course consistent with past practice and obligates Times Mirror and its subsidiaries to use all reasonable efforts to preserve intact their business organizations, keep available the services of their officers and key employees, and preserve their relationships with customers, suppliers and others with which they have business dealings. The Merger Agreement also contains specific restrictive covenants as to certain activities of Times Mirror and its subsidiaries prior to the Effective Time without the prior written consent of Tribune relating to, among other things, dividends or other distributions, changes in stock, repurchases or redemptions of securities, issuances or sales of its securities, amendments to Times Mirror's certificate of incorporation or by-laws, liquidation, merger, change of control transactions, material acquisitions or dispositions, indebtedness, tax matters, capital expenditures, discharge of liabilities, material contracts, affiliate contracts, settlement of litigation and claims, employee matters, changes in accounting methods, and certain other material events or transactions.

     The Merger Agreement also contains specific restrictive covenants as to certain activities of Tribune and its subsidiaries prior to the Effective Time without the prior written consent of Times Mirror relating to, among other things, dividends or other distributions, changes in stock, amendments to Tribune's certificate of incorporation or by-laws, changes in accounting methods, new lines of business, certain business combinations or similar transactions, and certain other material events or transactions.

     No Solicitation. The Merger Agreement provides that until the Effective Time or earlier termination of the Merger Agreement, Times Mirror will not, and will not permit any of its affiliates to, and will not authorize or permit any officer, director or employee or any investment banker, attorney, accountant, agent or other advisor or representative of Times Mirror or any of its respective affiliates (collectively, "Agents") to, (a) solicit, initiate or encourage the submission of any Takeover Proposal, (b) enter into any contract with respect to a Takeover Proposal or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal. The Merger Agreement requires Times Mirror to immediately cease and terminate all existing discussions or negotiations with any persons with respect to, or that could reasonably be expected to lead to, any Takeover Proposal. "Takeover Proposal" means any proposal for a merger, consolidation, share exchange, business combination or other similar transaction involving Times Mirror or any of its subsidiaries, or any proposal or offer to acquire, directly or indirectly, 20% or more of the voting securities or equity interests of, or a substantial portion of the assets of, Times Mirror or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     Times Mirror is required under the Merger Agreement to immediately advise Tribune orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. Times Mirror has agreed to keep Tribune fully and promptly informed of the status and details of any such request or Takeover Proposal.

     Times Mirror is permitted, under the Merger Agreement, to furnish information concerning its business, properties or assets to any person in response to a request for such information made after the date of the Merger Agreement which was not solicited, initiated or encouraged, directly or indirectly, by Times Mirror or any of its Agents, and may participate in discussions and negotiations with such person concerning a Takeover Proposal, in each case if and only to the extent that (a) such person has submitted a written Takeover Proposal to the Times Mirror Board of Directors which the Board of Directors has determined in good faith, after consulting with and receiving advice from Times Mirror's outside legal and financial advisors, constitutes or would reasonably be expected to result in a Superior Proposal and (b) such person has entered into a confidentiality agreement with Times Mirror that is no less favorable to Times Mirror than the confidentiality agreement between Tribune and Times Mirror. A "Superior Proposal" means a Takeover Proposal (a) that is more favorable to Times Mirror and its stockholders than the Offer and the Merger based on the criteria set forth in the Merger Agreement and (b) which is reasonably capable of being consummated by the person making such Takeover Proposal, taking into account the legal, financial, regulatory and other aspects of such Takeover Proposal. In determining whether a Takeover Proposal constitutes a Superior Proposal, the Times Mirror Board of Directors will consider (i) the impact that the consummation of the Takeover Proposal would have on the editorial independence and quality of Times Mirror's properties and operations, (ii) the ability of all of Times Mirror's stockholders to receive stock consideration tax-free in exchange for their Shares and (iii) the factors set forth in Article XI of the Times Mirror certificate of incorporation.

     Pursuant to the Merger Agreement, the Times Mirror Board of Directors may withdraw or modify its approval or recommendation of the Offer and the Merger in connection with a Superior Proposal if (a) the Board of Directors determines in good faith, after receipt of advice from outside counsel to Times Mirror, that failure to do so would be inconsistent with its fiduciary duties to Times Mirror's stockholders under applicable law and (b) Times Mirror notifies Tribune of any such withdrawal or modification prior to its release to the public. See "The Voting Agreement."

     Times Mirror has agreed to submit the Merger Agreement and the Merger to its stockholders for approval, regardless of the recommendation or any change in the recommendation of the Times Mirror Board of Directors. Times Mirror has further agreed that it will not take any action to make the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law (the "DGCL") or the business combination provisions currently contained in Article X of the Times Mirror certificate of incorporation inapplicable to any Takeover Proposal (including any Superior Proposal) prior to the termination of the Merger Agreement in accordance with its terms.

     Times Mirror has agreed that until the Effective Time or earlier termination of the Merger Agreement, it will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party. During such period, Times Mirror will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

     Tribune Board Representation and Los Angeles Times Subsidiary
  Matters. Tribune has agreed that four persons associated with the Chandler Trusts, Messrs. Chandler, Goodan, Stinehart and Unterman, will become directors of Tribune upon the closing of the Merger, bringing the number of directors of Tribune to 16. As of the Effective Time, the bylaws of Tribune will be amended to provide for a second nominating committee (the "CT Nominating Committee") to be comprised of three CT Directors (initially Messrs. Chandler, Goodan and Stinehart). The "CT Directors" are Messrs. Chandler, Goodan, Stinehart and Unterman and each other director of Tribune nominated by the CT Nominating Committee. At each Tribune stockholders' meeting at which directors are to be elected, the CT Nominating Committee will nominate a number of individuals for election to the Board of Directors of Tribune as are necessary to ensure that there will be three CT Directors after such meeting. The CT Nominating Committee will remain in effect until the earlier of (a) the life of the Chandler Trusts and (b) the sale, distribution or other disposition by the Chandler Trusts of more than 15% of the aggregate number of shares of Tribune Common Stock issued to the Chandler Trusts in the Merger. During the time when the CT Nominating Committee is in effect, the CT Nominating Committee will fill any vacancies on the Tribune Board of Directors due to the resignation, removal, retirement or death of any CT Director, and at least one CT Director will be on each other committee of the Board of Directors of Tribune unless the CT Nominating Committee otherwise agrees. The bylaws of Tribune will further provide, and the Tribune stockholders will be asked to approve an amendment to the certificate of incorporation of Tribune, providing that the bylaws relating to the CT Nominating Committee and the CT Directors may only be amended or repealed by the affirmative vote of all of the holders of the outstanding stock of Tribune entitled to vote or of all of the members of the Tribune Board of Directors.

     Tribune has also agreed that, following the Effective Time, it will maintain its interest in the Los Angeles Times in a separate subsidiary with its own board of directors (the "LAT Board"), 40% of the members of which will be appointed by the CT Nominating Committee and the remainder of the members of which will be appointed by the full Board of Directors of Tribune. Approval of 75% of the LAT Board, which approval will not be unreasonably withheld, will be required to approve the appointment of the publisher of the Los Angeles Times and to sell, transfer or otherwise dispose of the Los Angeles Times, other than as part of a sale of all or substantially all of Tribune's publishing group, as a result of a change of control of Tribune or as required by governmental or regulatory authorities.

     Public Announcements. Tribune and Times Mirror have agreed to consult with each other before issuing any press release or other public statements with respect to the Merger Agreement, the Offer or the Merger, and each has agreed not to issue any such press release or make any such public statement without the prior written consent of the other party, not to be unreasonably withheld or delayed, except as may be required by law or in accordance with any listing agreement with any national securities exchange.

     Efforts. Times Mirror and Tribune have agreed to use reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the Offer and the Merger, including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other governmental entity. In addition, Times Mirror and Tribune have agreed to promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger. Furthermore, each of Times Mirror and Tribune has agreed to, and to cause its subsidiaries to, use reasonable best efforts to take all actions necessary to obtain any authorization, consent or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Tribune, Times Mirror or any of their subsidiaries in connection with the Offer and the Merger; provided, that Tribune will not be required to agree, and Times Mirror will not agree without Tribune's consent, to waive any substantial rights or to accept any substantial limitation on its operations or to dispose of any material assets in connection with obtaining any such authorization, consent or approval unless such waiver, limitation or disposition would not reasonably be expected to have a material adverse effect on Times Mirror or on Tribune; and provided, further, that at Tribune's written request, Times Mirror will agree to any such waiver, limitation or disposal, which agreement may, at Times Mirror's option, be conditioned upon and effective only as of the Effective Time.

     Employee Benefit Plans. Under the terms of the Merger Agreement, from the Effective Time until the first anniversary thereof, Tribune will provide coverage and benefits to employees and former employees of Times Mirror and its subsidiaries ("Times Mirror Employees") that are no less favorable, in the aggregate, than those provided to such Times Mirror Employees immediately prior to the Effective Time. The Merger Agreement also specifies the treatment of pre-existing conditions, deductibles and service credit with respect to Times Mirror Employees who participate in any employee benefit plans of Tribune following the Effective Time. In addition, Tribune has agreed to assume, honor and perform, in accordance with their terms, all employment, severance and change in control and other such agreements of Times Mirror and its subsidiaries and affiliates.

     Indemnification; Directors' and Officers' Insurance. Times Mirror will, to the fullest extent permitted under applicable law, indemnify and hold harmless and, after the Effective Time, Tribune will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director and officer of Times Mirror and each subsidiary of Times Mirror and each such individual who served at the request of Times Mirror or any subsidiary of Times Mirror as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director of Times Mirror or subsidiary of Times Mirror, as applicable, in each case occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement).

     For six years from the Effective Time, Tribune will use all reasonable efforts to provide to Times Mirror's current directors and officers liability insurance protection of the same kind and scope as that provided by Times Mirror's directors' and officers' liability insurance policies in effect on the date of the Merger Agreement. In no event will Tribune be required to expend more than 200% of the amount expended by Times Mirror as of the date of the Merger Agreement (the "Insurance Amount") to maintain or procure such insurance coverage. If Tribune is unable to maintain or obtain such insurance, Tribune will use all reasonable efforts to obtain as much comparable insurance as available for the Insurance Amount.

     Notification of Certain Matters. Each of Times Mirror and Tribune has agreed to promptly notify the other of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental entity in connection with the transactions contemplated by the Merger Agreement, (c) the occurrence, or non-occurrence, of any event, the occurrence, or non-occurrence, of which would be reasonably expected to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (d) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

     Takeover Restrictions. In the Merger Agreement, Times Mirror has represented that it has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL and in Article X of the Times Mirror certificate of incorporation will not apply with respect to or as a result of the Merger Agreement, the Voting Agreement, or the transactions contemplated thereby, including the Offer and the Merger. Times Mirror further has represented that the execution and delivery of the Merger Agreement and/or the Voting Agreement does not constitute an unpermitted transfer of any Series C Shares under Article V of the Times Mirror certificate of incorporation and that the Board of Directors of Times Mirror has not elected to effect a conversion of the Series C Shares to Series A Shares pursuant to the Times Mirror certificate of incorporation or the certificate of designation of the Series C Shares.

     Certain Litigation. Times Mirror has agreed that, prior to the termination of the Merger Agreement, it will not settle any litigation commenced after the date of the Merger Agreement against Times Mirror or any of its directors by any stockholder of Times Mirror relating to the Offer, the Merger, the Merger Agreement or the Voting Agreement, or the other transactions contemplated thereby, without the prior written consent of Tribune. Prior to the termination of the Merger Agreement, Times Mirror will not voluntarily cooperate with any third party that may seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Tribune to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

     Listing of Tribune Common Stock. Tribune has agreed to use all reasonable efforts to cause the shares of Tribune Common Stock to be issued in the Merger pursuant to the Merger Agreement to be listed for trading on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     Tax-Free Reorganization. Prior to the Effective Time, each of Tribune and Times Mirror will use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368 of the Code, and will not knowingly take any action that would cause the Merger not to so qualify. Tribune has agreed to not knowingly take any action after the Effective Time that would cause the Merger not to qualify as a reorganization within the meaning of Section 368 of the Code.

     Charitable Contributions. Tribune has agreed, for five years after the Effective Time, to continue the existence and operation of the Times Mirror Foundation and fund charitable contributions of the Foundation consistent with past practice.

     Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Tribune and Times Mirror to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

       (a) the Times Mirror Stockholder Approval;

       (b) the Tribune Stockholder Approval;

       (c) expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act;

       (d) the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger;

       (e) the effectiveness of the Registration Statement and the absence of any stop order suspending such effectiveness or any action, suit, proceeding or investigation by the SEC to suspend such effectiveness and the receipt of all necessary approvals under state securities laws or the Securities Act or the Exchange Act relating to the issuance or trading of the Tribune Common Stock to be issued pursuant to the Merger Agreement; and

       (f) approval of the Tribune Common Stock to be issued in the Merger for listing on the NYSE, subject only to official notice of issuance.

     Pursuant to the Merger Agreement, the obligation of Times Mirror to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions:

       (a) Tribune shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the date of the closing of the Merger (the "Closing Date");

       (b) each of the representations and warranties of Tribune contained in the Merger Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct as of such date) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date); provided that, in the event that at least 15 million Shares are purchased in the Offer, the condition described in this clause (b) will no longer constitute a condition to the obligation of Times Mirror to consummate the Merger;

       (c) Tribune shall have furnished to Times Mirror a certificate signed on behalf of Tribune by an executive officer of Tribune, certifying to the effect that the conditions described in clauses (a) and (b) above, to the extent applicable, have been satisfied in full; and

       (d) Times Mirror shall have received an opinion of Gibson, Dunn & Crutcher LLP in form and substance reasonably satisfactory to Times Mirror, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that each of Tribune and Times Mirror will be a party to the reorganization within the meaning of
    Section 368 of the Code.

     Pursuant to the Merger Agreement, the obligation of Tribune to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions:

       (a) Times Mirror shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed at or prior to the Closing Date;

       (b) each of the representations and warranties of Times Mirror contained in the Merger Agreement that is qualified by materiality shall be true and correct on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty, by its terms, is expressly limited to a specific date, in which case such representation and warranty shall be true and correct as of such date) and each of such representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than to the extent that any such representation and warranty is, by its terms, expressly limited to a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such date); provided that in the event that at least 15 million Shares are purchased in the Offer, the condition described in this clause (b) will no longer constitute a condition to the obligation of Tribune to consummate the Merger;

       (c) Times Mirror shall have furnished to Tribune a certificate, dated the Closing Date, signed on behalf of Times Mirror by an executive officer of Times Mirror, certifying to the effect that the conditions described in clauses (a) and (b) above, to the extent applicable, have been satisfied in full;

       (d) Tribune shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Tribune, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that each of Tribune and Times Mirror will be a party to the reorganization within the meaning of Section 368 of the Code; and

       (e) all authorizations, consents, approvals and exemptions required by any governmental entity and other persons in connection with the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement shall have been obtained or made, except to the extent the failure to obtain or make such authorizations, consents, approvals or exemptions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Times Mirror or on Tribune.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Times Mirror Stockholder Approval or the Tribune Stockholder Approval:

       (a) by mutual written consent of Tribune and Times Mirror;

       (b) by either Tribune or Times Mirror:

         (i) if any governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action has become final and nonappealable;

         (ii) (A) if, at the meeting of Times Mirror stockholders (including any adjournment thereof), the Times Mirror Stockholder Approval is not obtained or (B) if, at the meeting of Tribune stockholders (including any adjournment thereof), the Tribune Stockholder Approval is not obtained; or

         (iii) if the Merger is not consummated by December 31, 2000, unless the failure to consummate the Merger is the result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

       (c) by Tribune if Times Mirror has (i) failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Times Mirror to be performed or complied with by it under the Merger Agreement or (ii) breached in any material respect any of its representations or warranties contained in the Merger Agreement, which failure or breach cannot be cured on or prior to December 31, 2000; provided, that, if Tribune purchases at least 15 million Shares in the Offer, only the provision described in clause (i) of this paragraph (c) will give rise to a right of termination;

       (d) by Tribune if (i) the Board of Directors of Times Mirror or any committee thereof has withdrawn or modified in a manner adverse to Tribune its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal, or
    (ii) the Board of Directors of Times Mirror or any committee thereof has resolved to do any of the foregoing; or

       (e) by Times Mirror if Tribune has (i) failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Tribune to be performed or complied with by it under the Merger Agreement or (ii) breached in any material respect any of its representations or warranties contained in the Merger Agreement, which failure or breach cannot be cured on or prior to December 31, 2000; provided, that, if Tribune purchases at least 15 million Shares in the Offer, only the provision described in clause (i) of this paragraph (e) will give rise to a right of termination.

     Fees and Expenses. Except as described below, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, that Times Mirror and Tribune will share equally all fees and expenses, other than attorneys' and accounting fees and expenses, incurred in relation to the printing, filing and mailing of the Registration Statement and the Joint Proxy Statement included therein.

     In the event (1) the Merger Agreement is terminated by Tribune pursuant to the provisions described in paragraph (d) or paragraph (b)(ii)(A) of the foregoing section entitled "Termination," at any time after the Times Mirror Board of Directors has modified or withdrawn its approval or recommendation of the Offer, the Merger or the Merger Agreement, or (2)(A) prior to the time of the Times Mirror stockholder's meeting a Takeover Proposal is made by a third party, (B) the Times Mirror Stockholder Approval is not obtained and (C) on or prior to the 12-month anniversary of the termination of the Merger Agreement a Takeover Proposal is consummated or Times Mirror or any of its subsidiaries or affiliates enters into an agreement or letter of intent (or resolves or announces an intention to do so) with respect to a Takeover Proposal with a third party, then promptly following such termination in the case of clause (1) or such event in the case of clause (2), Times Mirror will pay to Tribune the sum of $250 million in cash (the "Fee"). Payment of the Fee will not prevent Tribune from seeking any remedies available to it against the parties to the Voting Agreement for any breach thereof.

     Amendment. The Merger Agreement may be amended by Times Mirror and Tribune, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining the Times Mirror Stockholder Approval or Tribune Stockholder Approval, but, after any such approval, no amendment may be made which by law requires further approval by the stockholders of Times Mirror or Tribune, as applicable, without obtaining such further approval.

     Extension; Waiver. At any time prior to the Effective Time, Times Mirror and Tribune, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     Accounting Treatment. The acquisition of Times Mirror will be accounted for by Tribune using the purchase method of accounting.

   THE VOTING AGREEMENT. The following summary description of the Voting Agreement is qualified in its entirety by reference to the agreement itself, filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9 above (except that it will not be available at the regional offices of the SEC).

   Concurrently with the execution of the Merger Agreement, Tribune entered into the Voting Agreement with the Chandler Trusts and certain other significant stockholders of Times Mirror (the "Significant Stockholders"). The Chandler Trusts hold approximately 67% of the voting power of the outstanding Shares.

Each Significant Stockholder has agreed that it will not contract to sell, sell or otherwise transfer or dispose of any of its Shares, or any interest therein, or securities convertible into, or any voting rights with respect to, any of its Shares, other than (a) pursuant to the Merger or (b) a transfer to a party who executes a counterpart of the Voting Agreement, in form and substance reasonably satisfactory to Tribune, agreeing to be bound by its terms and provisions.

   Each Significant Stockholder has further agreed to vote, or cause to be voted, all of the shares of capital stock of Times Mirror beneficially owned by it, or with respect to which it has the right to vote, at any meeting of stockholders of Times Mirror (including any adjournment or postponement thereof), or pursuant to any action by written consent:

     (a) in favor of the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof;

     (b) against any action or agreement that (i) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of Times Mirror, under the Merger Agreement or any related agreement or (ii) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement; and

     (c) against any Takeover Proposal;

provided, that if the Board of Directors of Times Mirror modifies or withdraws its approval or recommendation of the Offer and the Merger in connection with a Superior Proposal pursuant to the Merger Agreement on or prior to April 2, 2000, the shares of capital stock of Times Mirror beneficially owned by the Chandler Trusts, or with respect to which the Chandler Trusts have the right to vote, which, in the aggregate, carry 40% of the total voting power of the outstanding shares of the capital stock of Times Mirror will be voted, or will be caused to be voted, as described in clauses (a), (b) or (c) of this paragraph, and the remaining portion of the voting power of the capital stock of Times Mirror beneficially owned by the Chandler Trusts, or with respect to which the Chandler Trusts have the right to vote, will be voted, or will be caused to be voted, with respect to the matters described in clauses (a), (b) and (c) of this paragraph in the same proportion, based on the actual votes cast, as all shares of voting capital stock of Times Mirror (other than shares owned by the Chandler Trusts, or with respect to which the Chandler Trusts have the right to vote, but including shares owned by Tribune and any of its affiliates, or with respect to which Tribune or any of its affiliates has the right to vote) are voted on such matters.

   In addition, under the terms of the Voting Agreement, each of the Chandler Trusts has agreed that it will not, and will not permit or authorize any of its directors, managers, members, trustees, stockholders, officers, employees, affiliates, agents or advisors to, initiate, solicit or encourage any discussions, inquiries or proposals with any third party that constitute or may reasonably be expected to lead to a Takeover Proposal, or provide any such person with information or assistance or discuss or negotiate with any such person with respect to a possible Takeover Proposal. Each Chandler Trust will notify Tribune as promptly as practicable of any inquiry, discussion or proposal that constitutes or may reasonably be expected to lead to a Takeover Proposal promptly after it becomes aware of such inquiry, discussion or proposal.

   Each Significant Stockholder has agreed to waive any and all appraisal, dissenters or similar rights that it may have with respect to the Merger and the other transactions contemplated by the Merger Agreement pursuant to the DGCL or other applicable law. The Voting Agreement also provides that each of TMCT, LLC, TMCT II, LLC, Eagle New Media Investments, LLC and Chandis Acquisition Corporation (each a Significant Stockholder), will make a Stock Election in the Merger in respect of the Shares owned beneficially or of record by it.

   In the event that the Merger Agreement is terminated, the Voting Agreement requires the Chandler Trusts to vigorously oppose and seek to prevent any effort by Times Mirror and/or the Board of Directors of Times Mirror, prior to the first anniversary of the termination of the Merger Agreement, to convert any Series C

Shares into Series A Shares in connection with a Takeover Proposal (other than a conversion that would take effect immediately prior to or contemporaneously with the consummation of the transactions contemplated by such Takeover Proposal). The obligations of the Chandler Trusts to vigorously oppose and seek to prevent described in the immediately preceding sentence include, without limitation, the obligation of the Chandler Trusts to commence and maintain litigation contesting such conversion and pursue such litigation diligently and in good faith.

   The Voting Agreement may be terminated at the option of Tribune, on the one hand, or any of the Significant Stockholders, on the other hand, at any time after the earlier of (a) the day following the Effective Time and (b) termination of the Merger Agreement in accordance with its terms; provided, that the obligations of the Chandler Trusts described in the immediately preceding paragraph will survive until the earlier of (i) the day following the Effective Time and (ii) the later of (A) the first anniversary of the termination of the Merger Agreement in accordance with its terms and (B) the resolution of any litigation brought pursuant to the provisions described in the immediately preceding paragraph. The Voting Agreement may also be terminated, as to any of the Significant Stockholders, by the mutual agreement of Tribune and such Significant Stockholder; provided that the termination as to such Significant Stockholder will not affect the obligations of any of the other Significant Stockholders under the Voting Agreement. No termination of the Voting Agreement will relieve any party from liability for any material breach of its obligations under the Voting Agreement committed prior to such termination (or committed during the time period set forth in the proviso to the first sentence of this paragraph).

   LETTER TO CHANDLER TRUSTS. Pursuant to a letter from Tribune to the Chandler Trusts in connection with the Merger Agreement, Tribune has agreed to pay or reimburse the fees and expenses of financial, legal and other advisors (including Rustic Canyon Management, LLC, an entity controlled by Thomas Unterman) to the Chandler Trusts in an aggregate amount not exceeding $25 million, incurred in connection with the transactions contemplated by the Merger Agreement.

   EFFECTS OF INABILITY TO CONSUMMATE THE MERGER. If the Merger is consummated, stockholders of Times Mirror who elected not to tender their Shares in the Offer, or had fewer Shares accepted than tendered in the Offer as a result of proration, will have the ability to exchange each of their Shares in the Merger for 2.5 shares of Tribune Common Stock, or, if fewer than 28 million Shares were previously acquired by Tribune for cash, to elect to receive $95 per share in cash or a combination of cash and stock, subject to the restriction that the number of Shares entitled to receive cash in the Merger will be limited to the Cash Election Number.

   If, following the consummation of the Offer, the Merger is not consummated, Tribune will control the number of Shares purchased by it in the Offer. Under the Merger Agreement, Tribune will be entitled to representation on the Times Mirror Board of Directors (and any committees thereof) in the same proportion as the number of Shares then beneficially owned by Tribune bears to the total number of Shares deemed outstanding for financial reporting purposes. As a result of its ownership of such Shares and its representation on the Times Mirror Board and committees, Tribune may be able to influence decisions of the Times Mirror Board of Directors.

   If for any reason following completion of the Offer the Merger is not consummated, Tribune reserves the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by Tribune.

   STATUTORY REQUIREMENTS. In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. The respective Boards of Directors of Times Mirror and Tribune have each approved the Merger Agreement and the Merger.

The Merger Agreement and the Merger are subject to the Times Mirror Stockholder Approval and the Tribune Stockholder Approval.

   APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, holders of Series C Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Series C Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Series C Shares. Any such judicial determination of the fair value of Series C Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Series C Shares, including asset values and the investment value of the Series C Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be received in the Merger.

   In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is a damages remedy based on essentially the same principles as an appraisal.

   THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS.

   THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

   PLANS FOR TIMES MIRROR. Tribune intends to conduct a review of Times Mirror and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. Based on this review, Tribune may take actions or make changes that it considers desirable, and reserves the right to effect such actions or changes. While no final decisions have been made, Tribune currently expects that certain members of senior management (including Mark H. Willes, Chairman of the Board, President and Chief Executive Officer of Times Mirror) will not continue with the Surviving Corporation past the Effective Time. Tribune's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of Times Mirror or its subsidiaries, actions by Times Mirror or its subsidiaries and other factors.

   Except as described above or elsewhere in this Offer to Purchase, Tribune has no present plans or proposals that would relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Times Mirror or any of its subsidiaries, (b) a purchase, sale or transfer of a material amount of assets of Times Mirror or any of its subsidiaries, (c) any change in the present Board of Directors or management of Times Mirror, (d) any material change in the present capitalization or dividend policy of Times Mirror, (e) any material change in Times Mirror's corporate structure or business, (f) causing a class of securities of Times Mirror to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (g) a class of equity securities of Times Mirror becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

   "GOING PRIVATE" TRANSACTIONS. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

12. SOURCE AND AMOUNT OF FUNDS.

   Tribune estimates that the total amount of funds required to purchase 28 million Shares pursuant to the Offer and to pay related fees and expenses will be approximately $2.75 billion. Tribune intends to fund the purchase of Shares pursuant to the Offer from cash on hand and cash generated from the sale of commercial paper.

13. DIVIDENDS AND DISTRIBUTIONS.

   If on or after the date of the Merger Agreement, Times Mirror (a) splits, combines or otherwise changes the Shares or its capitalization, (b) acquires Shares or otherwise causes a reduction in the number of Shares, (c) issues or sells additional Shares (other than the issuance of Shares reserved for issuance as of the date of the Merger Agreement under option and employee stock purchase plans in accordance with their terms as publicly disclosed as of the date of the Merger Agreement) or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (d) discloses that it has taken such action, then, without prejudice to Tribune's rights under Section 14, Tribune, in its sole discretion, may make such adjustments in the purchase price and other terms of the Offer as it deems appropriate to reflect such split, combination or other change or action, including, without limitation, the Minimum Condition or the number or type of securities offered to be purchased.

   If on or after the date of the Merger Agreement, Times Mirror declares or pays any dividend on the Shares (other than regular quarterly cash dividends up to $0.22 per Share) or any distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer into the name of Tribune or its nominees or transferees on Times Mirror's stock transfer records of the Shares purchased pursuant to the Offer, and if Shares are purchased in the Offer, then, without prejudice to Tribune's rights under Section 14, (a) the purchase price per Share payable by Tribune pursuant to the Offer shall be reduced by the amount of any such cash dividend or cash distribution and (b) any such non-cash dividend, distribution, issuance, proceeds or rights to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Tribune and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Tribune, accompanied by appropriate documentation of transfer or (ii) at the direction of Tribune, be exercised for the benefit of Tribune, in which case the proceeds of such exercise will promptly be remitted to Tribune. Pending such remittance and subject to applicable law, Tribune will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance, proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Tribune in its sole discretion.

14.CONDITIONS OF THE OFFER.

   CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, Tribune will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (a) the Minimum Condition has not been satisfied or (b) any applicable waiting period (and any extension thereof) under the HSR Act has not expired or been terminated prior to the expiration of the Offer or (c) at any time after the date of the Merger Agreement and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events occur and are continuing or any of the following conditions exists:

     (a) there shall have been any action taken, or any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition which (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) renders Tribune unable to accept for payment, pay for or purchase some or all of the Shares, (iii) imposes material limitations on the ability of Tribune to effectively exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it or (iv) otherwise has or is reasonably expected to have, individually or in the aggregate, a material adverse effect (as defined in the Merger Agreement) on Times Mirror or Tribune; or

     (b) the Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Tribune the right to terminate the Merger Agreement or not consummate the Merger; or

     (c) since the date of the Merger Agreement there shall have occurred any event, change, effect or development that, individually or in the aggregate with any other event, change, effect or development, has had or would reasonably be expected to have a material adverse effect (as defined in the Merger Agreement) on Times Mirror or prevent or materially delay consummation of the Offer or the Merger; or

     (d) (i) any of the representations and warranties of Times Mirror contained in the Merger Agreement that is qualified by materiality shall not be true and correct in all respects as of the date of determination, as if made at and as of such time (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case such representation or warranty shall not be true and correct as of such date) or (ii) any of such representations and warranties that is not so qualified shall not be true and correct in all material respects as of the date of determination, as if made at and as of such time (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case such representation or warranty shall not be true and correct in all material respects as of such date); or

     (e) Times Mirror shall have failed to perform in all material respects each of its agreements contained in the Merger Agreement required to be performed at or prior to the date of determination; or

     (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any governmental entity on, or other event that materially and adversely affects, the extension of credit by banks or other lending institutions or
  (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

     (g) the Board of Directors of Times Mirror or any committee thereof, (i) shall have withdrawn or modified in a manner adverse to Tribune its approval or recommendation of the Offer, the Merger or the Merger Agreement or recommended or approved any Takeover Proposal or (ii) shall have resolved to do any of the foregoing;

which in the good faith judgment of Tribune, in any such case, and regardless of the circumstances (including any action or inaction by Tribune) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

   The conditions described above are for the sole benefit of Tribune and may be waived by Tribune, in whole or in part, at any time and from time to time, in the sole discretion of Tribune. The failure by Tribune at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

   A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

   Tribune acknowledges that the SEC believes that (a) if Tribune is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

15.LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

   Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Times Mirror with the SEC and other information regarding Times Mirror, we are not aware of any licenses or regulatory permits that appear to be material to the business of Times Mirror and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Times Mirror's or its subsidiaries' businesses, or that certain parts of Times Mirror's, Tribune's, or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions to the Offer.

   STATE TAKEOVER LAWS. A number of states (including Delaware, where Times Mirror is incorporated) have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and

Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

   ANTITRUST. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on or about March 27, 2000, and, in that event, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on or about April 11, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10 calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Times Mirror is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Times Mirror's failure to make those filings nor a request made to Times Mirror from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer.

   Under the HSR Act, the Merger may not be completed until the expiration of a 30 calendar-day waiting period following the filing of certain required information and documentary material concerning the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Merger on or about March 27, 1999, and, assuming that Times Mirror files its Premerger Notification and Report Form on the same day, the required waiting period with respect to the Merger will expire at 11:59 p.m. New York City time, on or about April 26, 2000, unless earlier terminated by the FTC and the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 30 calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us or Times Mirror, the waiting period with respect to the Merger would be extended for an additional period of 20 calendar days following the date of substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10 calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

   The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Tribune, Times Mirror or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.
See Section 14.

   Based upon an examination of publicly available information relating to the businesses in which Times Mirror is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14.

   FCC. Because the Offer and Merger do not involve the transfer or assignment of a broadcast license, no Federal Communications Commission (the "FCC") application is required in connection therewith. The FCC does have a rule that provides that a broadcast license with respect to a market will not be granted to a party which owns a newspaper in the same market. The FCC has, however, adopted a policy that permits a broadcaster who acquires a newspaper in its market to hold that newspaper until the later of one year or its next renewal date for its broadcast license. The renewal dates for the broadcast licenses in the markets which will be affected by the combination of Times Mirror and Tribune are August 1, 2006 (Los Angeles), December 1, 2006 (Hartford) and February 1, 2007 (New York). If such rule has not been revised or eliminated by those dates, Tribune will request waivers of the rule or otherwise seek appropriate relief.

16.FEES AND EXPENSES.

  Tribune retained Merrill Lynch to render financial advisory services to Tribune concerning its acquisition of Times Mirror and to act as Dealer Manager in connection with the Offer, pursuant to which Merrill Lynch will be paid customary compensation in addition to reimbursement for reasonable out-of-pocket expenses. Tribune has also agreed to indemnify Merrill Lynch against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

   Merrill Lynch has provided financial advisory and financing services to Tribune and its affiliates in the past and may continue to render such services, for which they have received and may continue to receive customary compensation from Tribune and its affiliates. In the ordinary course of business, Merrill Lynch and its affiliates are engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, Merrill Lynch and its affiliates may hold positions, for their own account and for the accounts of customers, in equity, debt or other securities of Tribune or Times Mirror.

   We have retained Georgeson Shareholder Communications Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

   In addition, we have retained First Chicago Trust Company of New York as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the federal securities laws.

   Also see "Letter to Chandler Trusts" in Section 11.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.MISCELLANEOUS.

   We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Tribune by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Times Mirror, except that copies will not be available at the regional offices of the SEC.

   WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON OUR BEHALF NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Tribune, Times Mirror or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          Tribune Company

March 21, 2000

                                   SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF TRIBUNE

   DIRECTORS AND EXECUTIVE OFFICERS OF TRIBUNE. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Tribune. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Tribune. The business address of each such person is c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, and each such person is a citizen of the United States of America.

1.DIRECTORS OF TRIBUNE

                                         PRINCIPAL OCCUPATION AND
             NAME                      FIVE-YEAR EMPLOYMENT HISTORY
     --------------------- ----------------------------------------------------
     James C. Dowdle...... Executive Vice President of Tribune Company from
                           August 1994 until December 1999; President and Chief
                           Executive Officer, Tribune Broadcasting Company, a
                           subsidiary of Tribune Company, until May 1997; and
                           President, Tribune Publishing Company, a subsidiary
                           of Tribune Company, from August 1994 to May 1997.
     Diego E. Hernandez... Vice Admiral, U.S. Navy (Retired) and President,
                           Marine Technology Group, Inc., a technical
                           consulting service.
     Robert E. La Blanc... President, Robert E. La Blanc Associates, Inc.,
                           consultants in information technology. Director of
                           Chartered Semiconductor Manufacturing Ltd.; Salient
                           3 Communications, Inc.; Storage Technology Corp.;
                           The Titan Corporation; two families of Prudential
                           mutual funds.
     John W. Madigan...... Chairman since January 1996, Chief Executive Officer since May 1995 and President of Tribune Company;
                           President of Tribune Publishing Company, a
                           subsidiary of Tribune Company, until May 1994;
                           Publisher, Chicago Tribune until May 1994.
     Nancy Hicks Maynard.. President, Maynard Partners Incorporated,
                           consultants in news media economics; Chair, The
                           Freedom Forum Media Studies Center from March 1996
                           to September 1997; Director, Economics of News
                           Project, since September 1997; Member, Global
                           Business Network. Previously served as Deputy
                           Publisher and Co-owner, Oakland Tribune.
     Andrew J. McKenna.... Chairman and Chief Executive Officer, Schwarz, an
                           international distributor of paper packaging and
                           related products and a printer, producer and
                           converter. Director of Aon Corporation; McDonald's
                           Corporation; Skyline Corporation.
     Kristie Miller....... Author; Journalist, The Daily News-Tribune, Inc. of
                           LaSalle, Illinois.
     James J. O'Connor.... Retired Chairman and Chief Executive Officer of
                           Unicom Corporation, a holding company, where he
                           served from June 1994 until March 1998, and of
                           Commonwealth Edison Company, an electric utility,
                           where he served from 1980 to March 1998. Director of
                           American National Can Group, Inc.; Corning
                           Incorporated; Smurfit-Stone Container Corporation;
                           UAL Corporation.

                                         PRINCIPAL OCCUPATION AND
             NAME                      FIVE-YEAR EMPLOYMENT HISTORY
     -------------------- -----------------------------------------------------
     Donald H. Rumsfeld.. Chairman and Director of Gilead Sciences, Inc., a
                          pharmaceutical company, since January 1997.
                          Previously served as a member of the U.S. Congress,
                          U.S. Ambassador to NATO, White House Chief of Staff,
                          Secretary of Defense, and Chief Executive Officer of
                          G.D. Searle & Company and General Instrument
                          Corporation. Director of ABB Ltd.; Amylin
                          Pharmaceuticals, Inc.
     Patrick G. Ryan..... Chairman, Chief Executive Officer and Director of Aon
                          Corporation, a broad-based insurance holding company.
                          Director of Sears, Roebuck and Co.
     Dudley S. Taft...... President and Director, Taft Broadcasting Company, an
                          investor in media and entertainment companies.
                          Chairman, President and Chief Executive Officer of
                          WPHL-TV, Inc., a subsidiary of the Company, until
                          February 1996. Director of CINergy Corp.; Fifth Third
                          Bancorp; Southern Star Group; The Union Central Life
                          Insurance Company.
     Arnold R. Weber..... President-Emeritus, Northwestern University since
                          January 1999. President, Civic Committee of the
                          Commercial Club of Chicago until July 1999.
                          Chancellor, Northwestern University until December
                          1998. Director of Aon Corporation; Burlington
                          Northern Santa Fe Corporation; Deere & Company;
                          Diamond Technology Partners, Inc.; PepsiCo, Inc.

2.EXECUTIVE OFFICERS OF TRIBUNE

              NAME                            PRESENT TITLE
     ---------------------- -------------------------------------------------
     Dennis J. FitzSimons.. Executive Vice President/Media Operations;
                            President, Tribune Broadcasting Company*
     Jack W. Fuller........ President, Tribune Publishing Company*
     Donald C. Grenesko.... Senior Vice President/Finance and Administration
     David D. Hiller....... Senior Vice President/Development
     Crane H. Kenney....... Vice President, General Counsel and Secretary
     Luis E. Lewin......... Vice President/Human Resources
     John W. Madigan....... Chairman, President and Chief Executive Officer
     Ruthellyn Musil....... Vice President/Corporate Relations
     Jeff R. Scherb........ President, Tribune Interactive;* Chief Technology
                            Officer

--------
   All of the above executive officers have held high-level managerial positions with Tribune or its Affiliates for more than the past five years, except Jeff Scherb, who was chief technology officer and senior vice president for research and development at Dun & Bradstreet Software, a vendor of enterprise applications software, the address of which was 3445 Peachtree Road, NE, Atlanta, Georgia 30326, prior to August 1996.



--------
* A subsidiary of Tribune Company.

   Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Times Mirror or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK
           By Mail:                       By Overnight Delivery:                    By Hand Delivery:

    First Chicago Trust                First Chicago Trust Company         First Chicago Trust Company
          Company                              of New York                          of New York
        of New York                   Corporate Actions, Suite 4660        c/o Securities Transfer and
Corporate Actions, Suite 4660         525 Washington Blvd., 3rd Floor         Reporting Services Inc.
       P.O. Box 2569                      Jersey City, NJ 07310              Attn: Corporate Actions
 Jersey City, NJ 07303-2569                                                100 William Street, Galleria
                                                                                New York, NY 10038
                                         Facsimile Transmission:
                                              (201) 324-3402
                                                    or
                                              (201) 324-3403
                                Confirm Receipt of Facsimile by Telephone:
                                              (201) 222-4707

   You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                   GEORGESON
                                  SHAREHOLDER
                             COMMUNICATIONS, INC.

                          17 State Street, 10th Floor
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

                       World Financial Center North Tower
                         New York, New York 10281-1305
                         (212) 236-3790 (Call Collect)